UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 18, 2020

BHP GROUP LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP GROUP PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)
VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation)
171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	NOVA SOUTH, 160 VICTORIA STREET LONDON, SW1E 5LB UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE
Date	18 August 2020
Number	09/20

BHP RESULTS FOR THE YEAR ENDED 30 JUNE 2020

Note: All guidance is subject to further potential impacts from COVID-19 during the 2021 financial year.

Keeping our people and communities safe

•	We had no fatalities at our operated sites during the year and improved Total Recordable Injury Frequency.

•

Our commitments to safety and social value have enabled us to operate reliably and safely during the COVID-19 pandemic. We had the support of our workforce, Traditional Owners, communities, governments, customers and suppliers.

Maximise cash flow: Robust earnings and free cash flow generation despite COVID-19

•	Attributable profit of US$8.0 billion and Underlying attributable profit(i) of US$9.1 billion broadly in line with the prior year.

•

Profit from operations of US$14.4 billion and Underlying EBITDA(i) of US$22.1 billion at a margin(i) of 53%, with unit costs reduced by 9% at our major assets due to foreign exchange, better productivity and improved operating stability.

•	Net operating cash flow of US$15.7 billion, above US$15 billion for the fourth consecutive year, and free cash flow(i) of US$8.1 billion.

Capital discipline: Major projects tracking well, early stage options added and balance sheet remains strong

•

Capital and exploration expenditure(i) within guidance at US$7.6 billion. We now expect capital and exploration expenditure to be approximately US$7 billion for the 2021 financial year, reflecting the proactive deferral for value of a number of our petroleum projects, and approximately US$8.5 billion for the 2022 financial year.

•

Our six major projects under development are progressing well, with first production from Atlantis Phase 3 achieved in July 2020 and the Spence Growth Option and South Flank expected to deliver first production within the next 12 months. Jansen is now expected to be presented to the Board for a Final Investment Decision in the middle of the 2021 calendar year following delays to completion of the shafts. These delays are a result of initial challenges with placement of the shaft lining, since rectified, and due to impacts from our COVID-19 response plan.

•

We continue to advance our exploration programs in petroleum, copper and nickel, with results of the third phase of the drilling program completed at our Oak Dam copper discovery in South Australia currently under analysis. We have also added to our early stage optionality in nickel with the acquisition of the Honeymoon Well tenements in Western Australia.

•

Net debt at US$12.0 billion, compared to US$9.4 billion at 30 June 2019, which is at the low end of our target range of US$12 to US$17 billion. The application of IFRS 16 Leases has increased net debt(i)(1) by US$1.6 billion since 30 June 2019.

Value and returns: Consistently high cash returns, US$6.1 billion of total announced returns to shareholders

•

To further enhance our portfolio for value, risk and returns, we intend to concentrate our coal portfolio on higher-quality coking coals, and are looking at options to exit BMC, New South Wales Energy Coal (NSWEC) and Cerrejón.

•

The Board has determined to pay a final dividend of 55 US cents per share or US$2.8 billion, which includes an additional amount of 17 US cents per share (equivalent to US$0.9 billion) above the 50% minimum payout policy. Total dividends announced of US$1.20 per share, equivalent to a 67% payout ratio.

•	Underlying return on capital employed(i) remained strong at 17%.

Year ended 30 June	2020 US$M	2019 US$M	Change %
Total operations
Attributable profit	7,956	8,306	(4%)
Basic earnings per share (cents)	157.3	160.3	(2%)
Dividend per share (cents)	120.0	133.0	(10%)
Net operating cash flow	15,706	17,871	(12%)
Capital and exploration expenditure	7,640	7,566	1%
Net debt(1)	12,044	9,446	28%
Underlying attributable profit	9,060	9,124	(1%)
Underlying basic earnings per share (cents)(i)	179.2	176.1	2%

Continuing operations
Profit from operations	14,421	16,113	(11%)
Underlying EBITDA	22,071	23,158	(5%)
Underlying attributable profit(i)	9,060	9,466	(4%)

Net operating cash flow	15,706	17,397	(10%)

(1)

The definition of net debt has changed to include the fair value of derivatives used to hedge foreign exchange and interest rate risk related to cash and borrowings. Prior period comparatives have been restated to reflect the change in net debt calculation. Net debt was restated from US$9.2 billion to US$9.4 billion as at 30 June 2019.

IFRS 16 became effective from 1 July 2019. As at 30 June 2020, the impact from the application of IFRS 16 Leases on net debt was US$1.6 billion. Further detail is included in the Alternative Performance Measures section.

Results for the year ended 30 June 2020

BHP Chief Executive Officer, Mike Henry:

“BHP delivered a strong set of results for the 2020 financial year that reflect the strength, resilience and quality of our people and our portfolio. In a year marked by the challenges of the global COVID-19 pandemic, social unrest in Chile and commodity price volatility, we were safer, more reliable and lower cost.

BHP’s operations generated robust free cash flow and our balance sheet remained strong, with net debt finishing the year at the low end of our target range. We have announced a final dividend of 55 US cents per share, bringing shareholder returns to US$6.1 billion for the full year.

Our workforce operated with purpose, focus, speed and decisiveness, and I am proud of their achievements. We are grateful for the ongoing support of our communities, Traditional Owners, governments and business partners. In line with our commitment to social value, we have in turn sought to support them through this difficult period by creating 1,500 jobs, making early payments to small, regional and indigenous suppliers and contributing more than US$75 million to community, health and social programs.

We expect most major economies will contract heavily in 2020, China being the exception. Recovery will vary considerably by country. Our diversified portfolio and high-quality assets position us to continue to generate returns in the face of near-term uncertainty, even as we secure and create the options in future-facing commodities that will allow us to sustainably grow value in the long-term.

Our development projects and exploration programs are progressing well and in line with our strategy. We have secured, and will continue to grow, options in copper and nickel, where increasing demand and our capability give us competitive opportunities. We are moving to concentrate our coal portfolio on high quality coking coals, with greatest potential upside for quality premiums as steel makers seek to improve blast furnace utilisation and reduce emissions intensity. In oil and gas, we will continue to invest in opportunities that are resilient under a range of price scenarios, and which are aligned to our strengths. We will seek to divest oil and gas assets that are mature or which are likely to realise greater value under different ownership. This approach to actively managing our portfolio for value, risk and returns over multiple time horizons will yield superior returns for our investors and greater value for our partners and communities. Our ability to do so will be underpinned by our distinctive culture and organisational capability, our strong balance sheet and disciplined approach to capital allocation.

I have created two new roles on BHP’s Executive Leadership Team, appointing Laura Tyler as Chief Technical Officer and Johan van Jaarsveld as Chief Development Officer. These appointments will accelerate our agenda to become safer, lower cost and more productive, and to develop a portfolio that is fit for the future with opportunities for long-term growth. Ragnar Udd and Caroline Cox will also join the team as President Minerals Americas and Chief External Affairs Officer, respectively, replacing Danny Malchuk and Geoff Healy. Our company is safer and stronger because of Danny and Geoff’s outstanding leadership and I thank them for their enormous contribution to BHP.

Our products are essential for the world and the future. I am confident our portfolio and approach will continue to support attractive value and returns for decades to come.”

Leading delivery of social value

Safety and sustainability

Our priority is the safety, health and wellbeing of our workforce and the communities in which we operate and we have demonstrated this throughout the COVID-19 pandemic.

Our operated assets have continued to operate safely, with additional protocols in place to protect our workforce and communities from the spread of COVID-19, in line with guidelines from local and national government bodies and expert health advice in the geographies where we operate.

BHP Results for the year ended 30 June 2020

Our support for local communities has been a critical area of focus in BHP’s response. We have provided significant support to communities in Australia. We announced the A$50 million Vital Resources Fund in March 2020. It is being used to support regional communities in our areas of operation and includes funding for essential community and health services in the Pilbara, Bowen Basin, Hunter Valley and South Australia. We have implemented protective measures for the local communities and we have ceased all face-to-face contact with Traditional Owners to protect vulnerable members of their communities. We also hired an additional 1,500 people into temporary roles to support our workforce operating across Australia.

In Chile, we established a US$8 million program to support the public health response to COVID-19 at the national and regional level, with a focus on increasing testing capacity and tracing, the provision of medical equipment, and the support the communities where we operate and vulnerable populations through hygiene supplies and water, and public spaces sanitation. An additional US$3 million fund was established for specific local community programs. In North America, a US$2 million fund was established to support local and regional health and wellness programs in communities in close proximity to our operations.

We shortened payment terms globally for our small, local and Indigenous suppliers, to further assist them and local communities to manage through the financial pressures of COVID-19.

In parallel with leading through the challenges faced during the year, we are continuing to take action on helping to address the urgent challenge of climate change. In October 2019, we announced four new renewable power contracts for Escondida and Spence that will replace existing electricity supply contracts. The contracts will deliver lower energy prices and will displace approximately 3 Mt CO2-e per year from BHP’s Chilean operations from the 2022 financial year. We aim to supply Escondida and Spence’s energy requirements fully from 100 per cent renewable energy sources from the mid-2020s. We are also minimising our use of fresh water. Escondida has eliminated water drawdown from aquifers for operational supply 10 years ahead of its 2030 target. This was made possible by the completion of the Escondida Water Supply Expansion project in December 2019, which further increased total desalinated water capacity. We have also realised better water consumption efficiency through a program of continuous improvement.

Work is progressing on the implementation of the climate change initiatives announced in July 2019. We are setting a 2030 science-based target for Scope 1 and 2 emissions, to set the trajectory towards our 2050 goal of net-zero operational emissions, as well as setting Scope 3 emissions goals. We are implementing the US$400 million Climate Investment Program, to develop low carbon technologies and invest in nature-based solutions to support reduction in emissions from our operations as well as those generated from the use of our resources. Furthermore, we are updating our climate portfolio analysis, and clarifying and strengthening the link between performance against emissions targets and BHP’s executive pay plans. We will announce these in our Climate Change Report to be published on 10 September 2020.

The BHP Tailings Taskforce, that we established last year, continues to oversee improvement and assurance for our operated tailings storage facilities, including a focus on short term risk reduction, strengthening emergency response, enhancing preventative controls, improving governance processes and leading ongoing participation with the International Council of Mining and Metals and others across the industry on the implementation of the new Global Industry Standard for Tailings Management. The new international standard provides a framework for safer tailings management and an ambition to achieve the goal of zero harm to people and the environment, and we are taking a proactive approach to ensure we meet all of the requirements that have been set out in the standard. We fully support the transparency and independence of the review process, which has brought together multiple stakeholders across a range of disciplines to achieve a global industry standard.

In 2018 we established BHP Operations Services to provide a highly skilled workforce of permanent employees able to work across BHP’s Australian operations. We have since created nearly 3,000 permanent jobs, over and above approximately 1,500 other new roles in Australia, with Operations Services now deployed at 20 locations across Western Australia Iron Ore (WAIO), Queensland Coal and NSWEC. Deployments are achieving better safety, productivity and efficiency outcomes.

In May 2020, Operations Services launched the BHP FutureFit Academy, a new national training program, developed to provide a customised training pathway utilising nationally recognised curricula, for trade apprenticeships and maintenance traineeships. The first two FutureFit Academy campuses opened in Mackay in Queensland and Perth in Western Australia, with graduates to be deployed to an Operations Services team from the 2021 calendar year.

News release

The BHP Foundation, which is funded by BHP, continues to work with partner organisations to address some of the world’s most critical sustainable development challenges, with a focus on resource governance, environmental resilience, and education equity. Further information can be found at: bhp.com/community/bhp-foundation

Key indicators(1)	Target	FY20	H2 FY20	H1 FY20	FY19		Comment
Fatalities	Zero work-related fatalities	0	0	0	1		No fatalities at our operated sites over the last 18 months.
High Potential Injury (HPI) frequency (per million hours worked)(2)	Year-on-year improvement in HPI frequency	0.24	0.14	0.32	0.31		23 per cent decrease from FY19.
TRIF (per million hours worked)	Year-on-year improvement in TRIF	4.2	3.7	4.6	4.7		11 per cent reduction from FY19.
Operational greenhouse gas emissions (Mt CO2-e)	Maintain FY22 operational GHG emissions at or below FY17 levels(4)	15.8	7.9	7.9	15.3	(3)	On track to meet our five-year target with the reductions in emissions from renewable power contracts in Chile.
Fresh water withdrawals (GL)	Reduce FY22 fresh water withdrawal by 15 per cent from FY17 levels(5)	127.0	52.0	75.0	155.6		On track to meet our five-year target. Our 2019 Water Stewardship Position Statement confirms our commitment to water stewardship.
Social investment (US$M)	No less than one per cent of pre- tax profit (three-year rolling average)	149.6	119.8	29.8	93.5		Target achieved, with increased regional investment through COVID-19 community response funds.
Local procurement spend (US$M)	Support the growth of local businesses in the regions where we operate	1,922	972	949	1,903		US$1.9 billion directed to local suppliers in the past two financial years.
Diversity (% of female workforce participation)	Aspirational goal for gender balance by CY25	26.5	26.5	24.8	24.5		Eight per cent increase from FY19, with the continued increase in the representation of female employees.
Indigenous workforce participation (%)(6)	Australia: aim to achieve 5.75 per cent by the end of FY20	6.5	6.5	5.8	5.6		Exceeded target for FY20, including 10.7 per cent at WAIO.
	Chile: increase representation from the previous financial year	6.6	6.6	6.3	5.9		Target achieved with continued increase throughout FY20.

(1)	FY19 presented on a total operations basis, except for operational GHG emissions, fresh water withdrawals and local procurement spend.
(2)	HPI frequency: number of injuries from events where there was the potential for a fatality per million hours worked.
(3)

Operational GHG emissions have been revised subsequent to the FY19 annual report following an HSE data audit, resulting in an improvement to emissions reporting methodology for our operations in Chile; previously reported as 14.2 Mt CO2-e.

(4)	In FY17, our operational GHG emissions were 14.6 Mt CO2-e (excluding Onshore US).
(5)	In FY17, our fresh water withdrawals were 156.1 GL (on an adjusted basis, excluding Onshore US).
(6)	Work is underway to establish medium term targets for indigenous workforce participation in Australia and Chile.

Samarco

BHP remains committed to supporting the Renova Foundation and its work to progress the remediation and compensatory programs to restore the environment and re-establish communities affected by the Samarco tragedy.

Resettlement of communities remains one of the Renova Foundation’s priority social programs and involves ongoing engagement and consultation with a large number of stakeholders. The implementation of precautionary measures to facilitate physical distancing for COVID-19, including a suspension of works between March and June 2020, as well as increases to the technical scope for resettlement of the communities and licencing delays from authorities have impacted the timeline for completion.

Resettlement works resumed in the municipality of Mariana from mid-June 2020 and are continuing with a reduced workforce. Currently, there is no schedule to return to full staff capacity as this depends on the duration of COVID-19 restrictions. At Bento Rodrigues, construction of housing, the public school and healthcare facility is continuing to progress, while infrastructure works are nearing completion. At Paracatu, infrastructure works and the construction of some public buildings and the first houses are underway. At Gesteria, the urban plan design is progressing in consultation with the community.

Under the compensation program, more than 10,000 general damages claims have been resolved, in addition to approximately 260,000 claims for temporary interruption to water supplies resolved shortly after the dam failure. The Renova Foundation continues to assist more than 14,750 families with income support.

BHP Results for the year ended 30 June 2020

Works to stabilise the impacted land areas were successfully concluded by the Renova Foundation in the 2019 calendar year, with the riverbanks and floodplains vegetated, river margins stabilised and, in general, water and sediment qualities returned to historic conditions. Long-term remediation work is continuing with landowners and regulators to re-establish agricultural production.

In October 2019, Samarco obtained the Corrective Operating Licence required to progress towards operational restart of one concentrator. Works related to the construction of a filtration plant have also been slowed as a result of a reduced workforce, as part of the COVID-19 response. Restart can occur when the filtration system is complete and Samarco has met all necessary safety requirements, and will be subject to final approval by Samarco’s shareholders.

BHP has reviewed its cost estimates for the Samarco dam failure, including the impact of recent judicial decisions in Brazil regarding financial assistance and compensation of impacted persons. Combined with the benefit of proceeds from insurance settlements, favourable exchange rate movements and net finance costs and other charges, BHP recorded a total income statement charge of US$176 million (after tax) in relation to the Samarco dam failure for the 2020 financial year. This charge is recognised as an exceptional item. Additional commentary, including the breakdown of the income statement charge is included on page 45.

Financial performance

Note: All guidance is subject to further potential impacts from COVID-19 during the 2021 financial year

Earnings and margins

•

Attributable profit of US$8.0 billion includes an exceptional loss of US$1.1 billion (2019: US$8.3 billion, which includes a US$818 million exceptional loss). The 2020 financial year exceptional loss is related to the impairment of Cerro Colorado, a provision for cancellation of power contracts as part of a shift towards 100 per cent renewable energy at Escondida and Spence, COVID-19 related costs and the current year impact of the Samarco dam failure.

•	Underlying attributable profit of US$9.1 billion (2019: US$9.1 billion).

•

Profit from operations of US$14.4 billion (2019: US$16.1 billion) decreased as a result of lower prices, lower volumes (including copper grade and petroleum field declines), increased deferred stripping depletion at Escondida and an increase in the closure and rehabilitation provision for closed mines. This was partially offset by the favourable impacts of exchange rate movements, better productivity, including record production at WAIO, Caval Ridge and Poitrel; record coal mined at Broadmeadow and record average concentrator throughput at Escondida, lower unit costs at our major assets and improved operating stability.

•

The total impact from COVID-19 on our operations was US$348 million (pre-tax), including an exceptional charge of US$183 million, in the 2020 financial year. This represents the following impacts: lower volumes at our operated assets of US$112 million; temporary shutdowns at our non-operated equity accounted investments (Antamina and Cerrejón) of US$53 million; and additional costs incurred at our operated assets such as temporary relocation costs, screening and hygiene of US$183 million (exceptional item).

•

Underlying EBITDA of US$22.1 billion (2019: US$23.2 billion), with lower prices, lower volumes (including copper grade and petroleum field declines), inflation, an increase in the closure and rehabilitation provision for closed mines and other net movements, partially offset by record volumes at a number of our assets, improved operating stability, and favourable impacts from exchange rate movements and the application of IFRS 16 Leases.

•	Underlying EBITDA margin of 53 per cent (2019: 53 per cent).

•	Underlying return on capital employed at 17 per cent (2019: 18 per cent excluding Onshore US).

Costs

•

Strong cost performance underpinned by consumption efficiencies at Escondida, improved operating stability across our portfolio and further reductions in overheads, partially offset by increased planned maintenance activities at a number of our assets.

News release

•

Unit costs were nine per cent lower across our major assets. Unit costs(i) at Petroleum and Escondida were better than guidance and we achieved unit cost guidance at WAIO and Queensland Coal (based on exchange rate of AUD/USD 0.70 and USD/CLP 683). At WAIO, unit costs on a C1 basis excluding third party royalties, were eight per cent lower than the prior year at US$11.82 per tonne (2019: US$12.86 per tonne), reflecting strong operational performance and continued productivity improvements from our workforce and equipment across the supply chain.

•

Costs related to the impact from COVID-19 are reported as an exceptional item and are not included in unit costs for the 2020 financial year. At our major assets these additional costs were: US$0.37 per tonne at Queensland Coal, US$0.30 per tonne at WAIO and US$0.01 per pound at Escondida. The impact on Petroleum unit costs was immaterial.

•

Unit cost guidance for the 2021 financial year (based on exchange rates of AUD/USD 0.70 and USD/CLP 769) reflects: natural field decline at Petroleum; lower copper grades and lower deferred stripping costs at Escondida; continued productivity and equipment reliability at WAIO; and higher strip ratios and contractor stripping costs at Queensland Coal.

•

We will continue to drive higher performance as we unlock value through the ongoing automation of our supply chain, reduce our reliance on labour hire through the continued roll out in Australia of our Operations Services initiative to leverage best practice in production and maintenance, and continue to set records for equipment utilisation, milling and production across our operations.

•	Historical costs and guidance are summarised below:

					FY20(3) at
	Medium-term guidance(1)		FY21 guidance(1)	FY21e vs FY20(2)(3)	guidance exchange rates(4)	realised exchange rates(2)	FY19	FY20(2)(3) vs FY19
Petroleum unit cost (US$/boe)	<13		11 - 12	13% - 23%	9.93	9.74	10.54	(8%)
Escondida unit cost (US$/lb)	<1.10	(5)	1.00 - 1.25	(1%) - 24%	1.09	1.01	1.14	(11%)
WAIO unit cost (US$/t)(6)	<13		13 - 14	3% - 11%	13.18	12.63	14.16	(11%)
Queensland Coal unit cost (US$/t)	58 - 66	(7)	69 - 75	2% - 11%	70.45	67.59	69.44	(3%)

(1)	FY21 and medium-term unit cost guidance are based on exchange rates of AUD/USD 0.70 and USD/CLP 769.
(2)	Average exchange rates for FY20 of AUD/USD 0.67 and USD/CLP 771.
(3)	FY20 unit costs excludes the impact from COVID-19 that was reported as an exceptional item.
(4)	FY20 unit costs at guidance exchange rates of AUD/USD 0.70 and USD/CLP 683.
(5)	Escondida medium-term unit cost guidance has been revised from less than US$1.15 per pound reflecting updated guidance exchange rates.
(6)	WAIO unit costs exclude freight and royalties. The breakdown of C1 unit costs, excluding third party royalties, are detailed on page 26.
(7)

Queensland Coal medium-term unit cost guidance has been revised from between US$54 and US$61 per tonne reflecting reduced volumes due to a focus on higher quality coals and a market responsive approach to bringing new tonnes into the market.

•	Production and guidance are summarised below:

Production	Medium-term guidance		FY21 guidance	FY21e vs FY20	FY20	FY19	FY20 vs FY19
Petroleum (MMboe)	~104	(1)	95 - 102	(13%) - (6%)	109	121	(10%)
Copper (kt)			1,480 - 1,645	(14%) - (5%)	1,724	1,689	2%
Escondida (kt)	~1,200	(2)	940 - 1,030	(21%) - (13%)	1,185	1,135	4%
Other copper(3) (kt)			540 - 615	0% - 14%	539	554	(3%)
Iron ore (Mt)			244 - 253	(2%) - 2%	248	238	4%
WAIO (100% basis) (Mt)	290	(4)	276 - 286	(2%) - 2%	281	270	4%
Metallurgical coal (Mt)	46 - 52	(5)	40 - 44	(3%) - 7%	41	42	(2%)
Queensland Coal (100% basis) (Mt)			71 - 77	(2%) - 6%	73	75	(3%)
Energy coal (Mt)			22 - 24	(5%) - 4%	23	27	(15%)
NSWEC (Mt)			15 - 17	(7%) - 6%	16	18	(11%)
Cerrejón (Mt)			~7	Broadly unchanged	7	9	(22%)
Nickel (kt)			85 - 95	6% - 19%	80	87	(8%)

(1)

Petroleum medium-term production guidance has been revised from approximately 110 MMboe following the significant disruptions to oil and gas markets and reflects our lower investment program for the next 12 months. Represents average volumes over the period, with lower volumes now also expected at the end of the five year period as a result of the delay of the Scarborough gas development.

(2)	Represents annual average copper production over the medium term.
(3)	Other copper comprises Pampa Norte, Olympic Dam and Antamina.
(4)	WAIO’s current licenced export capacity is 290 Mtpa.
(5)

Queensland Coal medium-term production guidance has been revised from between 49 and 54 Mt reflecting reduced volumes due to a focus on higher quality coals and a market responsive approach to bringing new tonnes into the market.

BHP Results for the year ended 30 June 2020

•

Group copper equivalent production(ii) was broadly in line with the prior year, as records set at WAIO, Caval Ridge, Poitrel, Broadmeadow and Escondida, offset the impacts of COVID-19 across our assets, wet weather (particularly at Queensland Coal) and natural field decline in petroleum.

•

Group copper equivalent production for the 2021 financial year is expected to be slightly lower than the 2020 financial year, due to impacts from a reduction in operational workforces in copper in response to COVID-19 and petroleum natural field decline.

Cash flow and balance sheet

•

Net operating cash flows (continuing operations) of US$15.7 billion (2019: US$17.4 billion), above US$15 billion for the fourth consecutive year, reflects weaker commodity prices in coal and petroleum, partially offset by stronger iron ore prices and strong underlying operating and cost performance across the portfolio.

•	Free cash flow (continuing operations) of US$8.1 billion, after capital and exploration expenditure of US$7.6 billion.

•

Our balance sheet remains strong, with net debt at US$12.0 billion at 30 June 2020 (31 December 2019: US$12.7 billion; 30 June 2019: US$9.4 billion) and at the bottom of our target range. The increase of US$2.6 billion in net debt reflects record ordinary dividends paid to shareholders during the year of US$6.9 billion and a US$1.6 billion impact from the application of IFRS 16 Leases, partially offset by solid free cash flow generation.

•

We have reviewed our definition of net debt and have excluded vessel lease contracts that are priced with reference to a freight index as of 1 January 2020 and have restated 31 December 2019 for comparative purposes. These liabilities do not align with how the Group assesses net debt for decision making in relation to the Capital Allocation Framework. These contracts are required to be re-measured at each reporting date at the prevailing freight index. The freight index has historically been volatile which also creates significant short-term fluctuations in these liabilities.

•	We remain committed to a strong balance sheet through the commodity price cycle, and expect net debt to remain towards the lower end of the target range of US$12 to US$17 billion in the near term.

•	Gearing ratio(i) of 18.7 per cent (31 December 2019: 19.5 per cent; 30 June 2019: 15.4 per cent and 17.8 per cent including 1 July 2019 IFRS 16 impacts).

Dividends

•

The dividend policy provides for a minimum 50 per cent payout of Underlying attributable profit at every reporting period. The minimum dividend payment for the June 2020 half year period is 38 US cents per share, or US$1.9 billion.

•

The Board has determined to pay an additional amount of 17 US cents per share or US$0.9 billion, taking the final dividend to 55 US cents per share. This is equivalent to a 72 per cent payout ratio (2019: 73 per cent).

•	In total, dividends of US$6.1 billion (US$1.20 per share) have been determined for the 2020 financial year, including an additional amount of US$1.5 billion above the minimum payout policy.

Capital and exploration

•

Capital and exploration expenditure of US$7.6 billion in the 2020 financial year was within guidance. This included maintenance expenditure(iii) of US$1.9 billion and exploration expenditure of US$740 million.

•

Capital and exploration expenditure of approximately US$7 billion is now expected for the 2021 financial year and is approximately US$1 billion lower than previous guidance predominantly due to the deferral of a number of our petroleum projects in order to maximise value. In accordance with our Capital Allocation Framework, we expect capital and exploration expenditure to be approximately US$8.5 billion for the 2022 financial year, partly driven by the deferral of expenditure from the 2021 financial year. Guidance is subject to exchange rate movements.

•	This guidance includes a US$0.7 billion exploration program in the 2021 financial year, with approximately US$450 million for petroleum exploration and appraisal expenditure.

News release

•	Historical capital and exploration expenditure and guidance are summarised below:

	FY21e US$B	FY20 US$M	FY19 US$M
Maintenance(1)(2)	2.1	1,853	1,978
Development
Minerals	3.1	4,243	3,680
Petroleum(2)	1.1	804	592

Capital expenditure (purchases of property, plant and equipment)	6.3	6,900	6,250

Add: exploration expenditure	0.7	740	873

Capital and exploration expenditure – continuing operations	~ 7.0	7,640	7,123

Capital and exploration expenditure – discontinued operations	-	-	443

Capital and exploration expenditure – total operations	~ 7.0	7,640	7,566

(1)	Includes capitalised deferred stripping of US$698 million for FY20 (FY19: US$1.0 billion) and US$0.8 billion for FY21.
(2)	Petroleum capital expenditure for FY21 includes US$1.1 billion of development and US$0.1 billion of maintenance.

•

Average annual sustaining capital expenditure guidance over the medium term, excluding costs associated with our automation programs, is unchanged for WAIO and forecast to be approximately US$4 per tonne, including the capital cost for South Flank.

•

Queensland Coal sustaining capital expenditure guidance has increased from approximately US$8 per tonne to approximately US$9 per tonne and reflects increased investment in risk reduction programs across our operations and fleet replacement towards the end of our five year plan.

Projects

•	Our latent capacity projects are tracking to plan:

•

Escondida Water Supply Expansion project was completed in December 2019, on schedule and budget, further increasing total desalinated water capacity to 3,800 litres per second. Escondida has invested more than US$4 billion in desalinated water since 2006;

•

West Barracouta (Bass Strait) project is on schedule and budget, and is still expected to achieve first production in the 2021 calendar year despite delays in component delivery and equipment fabrication due to COVID-19 restrictions; and

•	WAIO to sustainably achieve supply chain capacity of 290 Mtpa over the medium-term.

•	On 8 August 2019, the BHP Board approved an investment of US$283 million (BHP share) for the development of the Ruby oil and gas project in Trinidad and Tobago.

•

At the end of the 2020 financial year, BHP had six major projects under development (in petroleum, copper, iron ore and potash) with a combined budget of US$11.4 billion over the life of the projects. First production from Atlantis Phase 3 was achieved in July 2020, with the Spence Growth Option and South Flank expected to deliver first production within the next 12 months.

•

The Spence Growth Option is continuing to progress, however, as a result of measures put in place to reduce the spread of COVID-19, first production is now expected between December 2020 and March 2021. As a result of the reduction of the on-site workforce, the commissioning of the desalination plant and capitalisation of the associated US$600 million lease (approximate) will now occur in the first half of the 2021 financial year.

•

The Jansen Stage 1 potash project in Canada is now expected to be presented to the BHP Board for Final Investment Decision in the middle of the 2021 calendar year following delays to completion of the shafts. These delays are a result of initial challenges with placement of the shaft lining, since rectified, and due to impacts from our COVID-19 response plan. The forecast capital cost for the execution of Jansen Stage 1 is unchanged at between US$5.3 to US$5.7 billion, however some additional costs are now expected to be incurred on the US$2.7 billion shaft project currently in execution as a result of the delays. This is currently under review.

•

In March 2020, Woodside (the operator) announced the delay of the Scarborough gas development to the second half of the 2021 calendar year. A Final Investment Decision by BHP is expected to be aligned with this revised timing.

BHP Results for the year ended 30 June 2020

•

Autonomous trucks are being implemented at three additional mine sites across coal and iron ore. We will continue to assess the value case for potential expansion of this technology to our other Australian iron ore and coal mine sites.

•

At the Daunia coal mine in Central Queensland, we announced the introduction of 34 autonomous trucks in July 2020. The first trucks will begin operating in February 2021 and the rollout is expected to be completed early in the 2022 calendar year.

•

At the Newman East (Eastern Ridge) iron ore mine in Western Australia, the first of 20 autonomous trucks began operating in July 2020, with the rollout expected to be completed by the end of the 2020 calendar year.

•

At the Goonyella Riverside mine in Queensland, the first coal site to implement autonomous haul trucks, the deployment of 86 autonomous trucks is expected to be completed early in the 2022 calendar year.

•	Major projects are summarised below:

Commodity	Project and ownership	Project scope / capacity(1)	Capital expenditure(1) US$M	Date of initial production	Progress / comments
			Budget	Target
Projects in execution at the end of the 2020 financial year
Copper	Spence Growth Option (Chile) 100%	New 95 ktpd concentrator is expected to increase Spence’s payable copper in concentrate production by approximately 185 ktpa in the first 10 years of operation and extend the mining operations by more than 50 years.	2,460	FY21	On budget. First production is expected between December 2020 and March 2021. The overall project is 93% complete.
Iron Ore	South Flank (Australia) 85%	Sustaining iron ore mine to replace production from the 80 Mtpa Yandi mine.	3,061	Mid-CY21	On schedule and budget. The overall project is 76% complete.
Petroleum	Atlantis Phase 3 (US Gulf of Mexico) 44% (non-operator)	New subsea production system that will tie back to the existing Atlantis facility, with capacity to produce up to 38,000 gross barrels of oil equivalent per day.	696	CY20	On schedule and budget. First production achieved in July 2020. The overall project is 79% complete.
Petroleum	Ruby (Trinidad & Tobago) 68.46% (operator)	Five production wells tied back into existing operated processing facilities, with capacity to produce up to 16,000 gross barrels of oil per day and 80 million gross standard cubic feet of natural gas per day.	283	CY21	On schedule and budget. The overall project is 28% complete.
Petroleum	Mad Dog Phase 2 (US Gulf of Mexico) 23.9% (non-operator)	New floating production facility with the capacity to produce up to 140,000 gross barrels of crude oil per day.	2,154	CY22	On schedule and budget. The overall project is 77% complete.
Other projects in progress at the end of the 2020 financial year
Potash(2)	Jansen Potash (Canada) 100%	Investment to finish the excavation and lining of the production and service shafts, and to continue the installation of essential surface infrastructure and utilities.	2,700		The project is 86% complete. Costs under review as a result of delays to the completion of the shafts.

(1)

Unless noted otherwise, references to capacity are on a 100 per cent basis, references to capital expenditure from subsidiaries are reported on a 100 per cent basis and references to capital expenditure from joint operations reflects BHP’s share.

(2)	Potash capital expenditure of approximately US$285 million is expected for FY21.

News release

Capital Allocation Framework

Adherence to our Capital Allocation Framework aims to balance value creation, cash returns to shareholders and balance sheet strength in a transparent and consistent manner.

	FY20 US$B	FY19 US$B
Net operating cash flow – total operations	15.7	17.9
Our priorities for capital
Maintenance capital	1.9	2.0
Strong balance sheet	✓	✓
Minimum 50% payout ratio dividend	5.0	4.4

Excess cash(1)	7.7	10.2

Balance sheet	0.1	2.8
Additional dividends	1.9	7.0
Buy-backs	—	5.2
Organic development	5.7	5.6
Acquisitions/(Divestments)	—	(10.4)

(1)

Includes total net cash outflow of US$1.1 billion (FY19: US$1.3 billion) which comprises dividends paid to non-controlling interests of US$1.0 billion (FY19: US$1.2 billion); net investment and funding of equity accounted investments of US$0.6 billion (FY19: US$0.6 billion) and an adjustment for exploration expenses of US$(0.5) billion (FY19: US$(0.5) billion) which is classified as organic development in accordance with the Capital Allocation Framework.

Outlook

Economic outlook

With the exception of China, the world’s major economies will contract during the 2020 calendar year as a result of the COVID-19 pandemic. While the outlook for 2021 remains uncertain, within the scenarios that we consider, our base case has the world economy rebounding solidly during the year. There will, however, be considerable variation at the country level. Even with this rebound, our base case is for the world economy to be six per cent smaller than it would otherwise have been in the 2021 calendar year. We expect that China and the OECD will return to their pre COVID-19 trend growth rates from around 2023. Developing economies outside East Asia may take longer.

Inflation trends and exchange rates have been volatile. Many of our uncontrollable cost exposures such as diesel, power, explosives and steel products have declined in the last six months. The impact of COVID-19 on national and regional labour markets has also been profound. Looking ahead, we expect that costs for these inputs will remain lower than anticipated pre-COVID for some years, even though inflation period-on-period may be quite variable.

In Chile, the need to continue to combat COVID-19, the background social unrest and the associated commitment to develop a new Constitution together imply ongoing heightened uncertainty when it comes to decision making in both the public and private spheres.

There remains a significant degree of uncertainty in terms of how the COVID-19 pandemic will progress, and its longer term effects. For the time being, we expect that this uncertainty will constrain risk appetite of households and businesses. This will in turn have a dampening effect on the global economy.

We remain positive in our outlook for long-term global economic growth and commodity demand. Population growth and rising living standards are expected to drive demand for energy, metals and fertilisers for decades to come.

Commodities outlook

Notwithstanding our view that the primary demand shock associated with COVID-19 is behind us, we believe that for the year ahead there remains a range of risks to prices for our various commodities. The potential for re–emergence of COVID–19 outbreaks in key markets or supply jurisdictions is the main source of uncertainty in our year-ahead outlook.

Global crude steel production will decline in the 2020 calendar year, with solid growth in China offset by a steep fall in the rest of the world. Steel production is expected to decline by six per cent for crude steel and between three per cent and four per cent for pig iron. Our preliminary assessment for the 2021 calendar year is for a percentage increase of similar magnitude to the 2020 contraction, with pig iron lagging somewhat as rising scrap availability and lower scrap cost restore the competitiveness of production from the electric arc furnace fleet. We anticipate that global steel production will expand slightly faster than population growth in coming decades, with a plateau and then slow decline in China offset by growth in the developing world, led by India. Growth in pig iron production will trail behind the growth in steel, principally reflecting higher long term proportion of steel sourced from scrap.

BHP Results for the year ended 30 June 2020

Iron ore prices have been elevated since the Brumadinho tailings dam tragedy in Brazil first disrupted the market in early 2019 but can be expected to ease as Brazilian supply recovers. In the second half of the 2020s, China’s demand for iron ore is expected to be lower than today as crude steel production plateaus and the scrap-to-steel ratio rises. At the same time, the likelihood of new supply of iron ore from West Africa has increased. This implies that it will be even more important to create competitive advantage and to grow value through driving exceptional operational performance. In the long-term, prices are expected to be determined by high cost production, on a value-in-use adjusted basis, from Australia or Brazil. Quality differentiation will remain a factor in determining iron ore prices.

Metallurgical coal prices have weakened markedly. A steep, COVID-19 induced decline in ex-China demand, which normally comprises around four-fifths of the seaborne trade, has been the major factor in driving the lower prices. Metallurgical coal faces a difficult and uncertain period as major importing regions manage their re–openings over the first half of the financial year. COVID-19 permitting, a sustained improvement in prices is possible in the second half of the 2021 financial year. We believe that a wholesale shift away from blast furnace steel making, which depends on metallurgical coal, is still decades in the future. This is due to the existing capital stock of blast furnace steel making capacity (70 per cent of global capacity today, average fleet age of around 10 – 12 years in China and around 18 years in India), and the high cost of large scale switching to alternative iron and steel making technologies, which in many cases are still in the early stage of their technological development. Over time, premium quality coking coals are expected to be particularly advantaged given the drive by steel makers to improve blast furnace productivity, partly to reduce emissions intensity. Demand for seaborne Hard Coking Coals (HCC) is expected to grow alongside the growth of the steel industry in HCC importing countries such as India, and increasing market share in China for large, integrated mills situated in the major demand centres on the coast. There is a developing mismatch between the expected evolution of customer demand and the cost-competitive growth options available to the supply side of the industry, which are skewed towards lower quality coals. As a result, we view the medium to long-term fundamentals for higher quality metallurgical coals as attractive.

Energy coal prices are particularly challenged, with prices recently falling below the levels reached during the 2015/16 downturn. Around two-thirds of seaborne supply is estimated to be earning negative margins at such price levels. An uplift in power demand across developed Asia as re-starts progress might help to stabilise the market. China’s policy in respect of energy coal imports remains a key uncertainty. Longer-term, we expect total primary energy derived from coal (power and non-power) to expand at a compound rate slower than that of global population growth. Coal power is expected to progressively lose competitiveness to unsubsidised renewables on a new build basis in the developed world and in China. However, coal power is expected to retain competitiveness in India (where the coal fleet is only around 10 years old on average) and other populous, low income emerging markets, for a much longer time. Large, low cost mines supplying energy coal to seaborne markets will continue to be able to generate decent margins.

Copper prices fell sharply in the early stages of the COVID-19 pandemic but have since rebounded, first on improving sentiment towards pro-growth assets, and more recently on news of COVID-19 related supply-side challenges. In the medium term we believe that the effect of the pandemic will be to delay the timing of the anticipated structural deficit for copper by one or two years to the mid to late 2020s. Longer term, end-use demand is expected to be solid, while broad exposure to the electrification mega-trend offers attractive upside. Our view is that the price setting marginal tonne a decade from now will come from either a lower grade brownfield expansion in a lower risk jurisdiction, or a higher grade greenfield project in a higher risk jurisdiction. Prices will rise on the back of grade decline, resource depletion, increased input costs, water constraints and a scarcity of high quality future development opportunities after a poor decade for industry-wide exploration.

Nickel prices have been driven by the swings in macro-economic sentiment that have also influenced other base metals. Longer term, we believe that nickel will be a substantial beneficiary of the global electrification mega-trend and that nickel sulphides will be particularly attractive given the relatively lower cost of production of battery-suitable class-1 nickel than for laterites, which will set the long-run nickel price. This view is supported by our assessment of the likely rate of growth in electric vehicles and of the likely battery chemistry that will underpin this.

Crude oil prices experienced unprecedented volatility in the second half of the 2020 financial year. We believe that the most significant risks to the physical market have now passed. Prices may well build upon their recent recovery, if mobility continues to improve globally. The pace of gains though could be modest given potential headwinds from supply returning, whether that is re-started primary production or releases from storage. However, if we look beyond this, our bottom-up analysis of demand, allied to systematic field decline rates, points to a structural demand-supply gap through at least the mid-2030s. Considerable investment in conventional oil is going to be required to fill that gap. The medium to long term supply deficit has been amplified by the global retreat from capital spending across the industry in response to the COVID-19 pandemic. Specifically on demand, road transport is subject to clear disruption risk, while non-transport demand looks resilient, especially in the developing world. Behavioural changes post COVID-19 are another factor we consider. The net impact of these trends is likely to be a steady erosion of total demand beyond the plateau we expect in the medium-term. Deepwater assets are the most likely major supply segment to balance the market in the longer term. The price expectation required to trigger investment in deepwater projects will be significantly higher than the prices we face today. We believe oil will be an attractive commodity, even under a plausible low case, for a considerable time to come.

News release

The Japan-Korea Marker price for LNG performed poorly in the second half of the 2020 financial year. Demand is expected to be firmer in the new financial year, but storage levels are very high. Longer term, the commodity offers a combination of systematic base decline and an attractive demand trajectory. However, gas resource is abundant and liquefaction infrastructure comes with large upfront costs and extended pay backs. North American exports are expected to provide the marginal supply across multiple longer term scenarios for the LNG industry, with new supply likely to be required to balance the market in the middle of this decade, or slightly later. Within global gas, LNG is expected to gain share. Against this backdrop, LNG assets advantaged by their proximity to existing infrastructure or customers, or both, will be attractive.

Potash stands to benefit from the intersection of a number of global megatrends: rising population, changing diets and the need for the sustainable intensification of agriculture. We anticipate trend demand growth of 1.5 to 2.0 Mt per year (between two and three per cent per annum) through the 2020s. This would progressively absorb the excess capacity currently present in the industry, with the window for new supply expected to be open by the late 2020s or early 2030s.

Further information on BHP’s economic and commodity outlook can be found at: bhp.com/prospects

Portfolio

Our strategy is to have the best assets in the best commodities, run with the best capabilities. Our existing portfolio is built upon an industry leading set of large, low cost, expandable resource bases. We have exposure to large, growing commodities, which enable low cost assets to generate attractive and consistent returns.

However, the world is rapidly changing with decarbonisation of energy sources, population growth and the drive for higher living standards in the developing world key drivers in the future. Our diversified portfolio is resilient under different long-term scenarios but we are constantly considering ways to further strengthen it for the near, medium and long term. We must continue to generate excellent and growing returns for shareholders in this changing world. We have successfully undertaken a series of steps to simplify and strengthen our portfolio over the recent past. To ensure that we mitigate the risks that this changing world presents and take advantage of the many opportunities to grow value, it will require us to continue to be active portfolio managers.

Even against the backdrop of the decarbonisation of the global economy, metallurgical coal will remain an essential input into the steel-making process for a long time yet(iv). However, as steel makers seek to reduce their carbon intensity of production, we anticipate that markets will evolve to place an even higher relative value on higher quality HCC that increase blast furnace productivity and reduce emissions intensity of steel production.

BHP has the world’s leading portfolio of metallurgical coal assets. The majority of our mines produce HCC coals and are owned via our 50 per cent share of the BHP Mitsubishi Alliance (BMA) joint venture. We also own 80 per cent of the BHP Mitsui Coal (BMC) joint venture which is comprised of low cost mines but which produce lower quality coals. Our energy coal exposure comprises a very small portion of our overall asset portfolio (approximately three per cent of our net asset base). We own two assets, a 100 per cent share of the New South Wales Energy Coal asset and a 33.3 per cent stake in the independently operated Cerrejón mine in Colombia.

We will pursue options to divest our interests in BMC, NSWEC and Cerrejón. These are large-scale and long life assets. They produce good cash flow through-the-cycle and have the potential for value growth, including through productivity driven volume growth, further cost reductions and embedded expansion options. Given our focus on HCC, these assets would better compete for capital outside of BHP. We will look to maximise the value of these assets, including via a demerger of an independent, listed company and trade sale opportunities.

BHP Results for the year ended 30 June 2020

We will, across the whole portfolio of our metallurgical coal mines, continue to grow value through a focus on lowering costs and productivity related volume growth from our existing mines, where the market opportunity warrants it. We do not intend to invest significant growth capital in new capacity in this business.

As set out in the outlook section above, we believe oil will be an attractive commodity for a considerable time period to come. We believe gas, where advantaged by infrastructure and proximity to market, also has attractive fundamentals for high quality assets. Gas has the more resilient demand profile while oil has the steeper cost curve, driven by complex and diverse geology. Ongoing field decline (at least three per cent per annum) in existing producing oil and gas assets is an important underpin to each market.

Our producing petroleum assets in Australia, the Gulf of Mexico and in Trinidad and Tobago enjoy low cash break-evens and deliver high EBITDA margins. Beyond our producing assets we continue to progress development of sanctioned and unsanctioned high return growth projects, with competitive break even prices. While our strict capital discipline ensures all investments are resilient to low points in the commodity cycle, we also recognise the potential for price upside over the medium term given the global slowdown in development activity, and we are well positioned to participate in that upside.

We continue to optimise our petroleum portfolio through the exit of later life assets, including an intended exit from Bass Strait, and farm-downs of the longer dated options. In addition, we will explore potential targeted counter-cyclical acquisitions in producing or near producing high quality assets, with each opportunity tested against our strict Capital Allocation Framework. Our exploration and appraisal work program will test prospective acreage in basins we understand well in the Gulf of Mexico and Trinidad and Tobago South, as well as progress the appraisal and development studies of the Trinidad and Tobago Northern gas discovery.

Creating and securing more options in future-facing commodities remains a priority. Copper, nickel and potash demand is expected to expand faster than for many other commodities, given their exposure to mega-trends of decarbonisation, electrification, diet, land use and population. We intend to increase our options in these through a focus on technical innovation, to help unlock further options within our existing resources, as well as through exploration and early-stage entry.

We have made good progress. In copper, we have added to our options through partnering with junior companies in Canada, Mexico and Ecuador. The third phase of drilling at the Oak Dam copper discovery was completed in June 2020, taking the total area drilled to over 21 thousand metres, and we are currently analysing the results. In nickel, we have expanded our footprint, with the acquisition of the Honeymoon Well nickel tenements. In potash, we have progressed the Jansen project, further de-risking the option, as we focus on getting it ready to present to the Board for a Final Investment Decision in the middle of the 2021 calendar year.

Through the combination of continuing to drive exceptional operational performance, creating and securing more options in future facing commodities and applying our disciplined approach to capital allocation, we will continue to reliably grow value and returns for decades to come.

News release

Income statement

Underlying attributable profit and Underlying EBITDA are presented below.

Underlying attributable profit

Year ended 30 June	2020 US$M	2019 US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	7,956	8,306
Total exceptional items attributable to BHP shareholders(1)	1,104	818

Underlying attributable profit	9,060	9,124

Weighted basic average number of shares (million)	5,057	5,180

Underlying basic earnings per ordinary share	179.2	176.1

(1)	Refer to page 17 and to note 2 Exceptional items and note 8 Significant events – Samarco dam failure of the Financial Information for further information.

Underlying EBITDA

Year ended 30 June	2020 US$M	2019 US$M
Profit from operations	14,421	16,113
Exceptional items included in profit from operations(1)	1,453	952

Underlying EBIT	15,874	17,065

Depreciation and amortisation expense	6,112	5,829
Net impairments	494	264
Exceptional item included in Depreciation, amortisation and impairments(2)	(409)	—

Underlying EBITDA	22,071	23,158

(1)

Exceptional items loss of US$1,453 million excludes net finance costs of US$93 million related to the Samarco dam failure. Refer to page 17 and to note 2 Exceptional items and note 8 Significant events – Samarco dam failure of the Financial Information for further information.

(2)	Relates to an impairment charge in relation to Cerro Colorado. Refer to page 17 and to note 2 Exceptional items.

BHP Results for the year ended 30 June 2020

Underlying EBITDA

The following table and commentary describes the impact of the principal factors(i) that affected Underlying EBITDA for the 2020 financial year compared with the 2019 financial year:

	US$M
Year ended 30 June 2019	23,158
Net price impact:
Change in sales prices	(1,092)	Lower average realised prices for metallurgical and thermal coal, petroleum and copper, partially offset by higher average realised prices for iron ore and nickel.
Price-linked costs	(12)	Increased royalties reflect higher realised prices for iron ore and increased third party concentrate purchase costs reflect higher nickel prices, offset by decreased royalties for petroleum products, metallurgical and thermal coal.

	(1,104)

Change in volumes	(412)	Record volumes at WAIO, Caval Ridge and Poitrel, record average concentrator throughput at Escondida and improved operational stability following the prior period impacts of unplanned outages. This was partially offset by the impacts from planned maintenance across a number of our assets (Queensland Coal, WAIO), unfavourable weather (Queensland Coal, WAIO, NSWEC), a change in product strategy at NSWEC to focus on higher quality coal and three per cent lower concentrator head grade at Escondida. Lower petroleum volumes of US$(588) million largely due to natural field decline across the portfolio, a decrease in attributable tax barrels at Trinidad and Tobago and weaker market conditions largely due to excess global supply.
Change in controllable cash costs:
Operating cash costs	223	Strong cost performance driven by consumption efficiencies at Escondida, net favourable inventory movements across our assets in line with mine plans and planned rebuilds for operational stability following drawdowns in the prior year, supported by further reductions in overheads. This was partially offset by increased planned maintenance activities at a number of our assets during the year.
Exploration and business development	(115)	Increased business development activity in Mexico following the successful exploration program at Trion.

	108

Change in other costs:
Exchange rates	954	Impact of the weakening Australian dollar and Chilean peso against the US dollar.
Inflation	(298)	Impact of inflation on the Group’s cost base.
Fuel and energy	77	Predominantly lower diesel prices at our minerals assets.
Non-Cash	(460)	Increased deferred stripping depletion at Escondida in line with the mine plan.
One-off items	284	Reflects the prior year impact of Tropical Cyclone Veronica (category four) and restructuring and redundancies in relation to our World Class Functions initiative, partially offset by volume loss across our operations due to COVID-19 restrictions of US$(112) million.

	557

Asset sales	1
Ceased and sold operations	(418)	Reflects an increase in the closure and rehabilitation provision for closed mines of US$(362) million(1), sale of our interests in the Bruce and Keith oil and gas fields in the prior period, and cessation of operations at Minerva in FY20.
Other items	181	Other items include favourable impacts from the first year of application of IFRS 16 Leases of US$0.6 billion and the impact of the prior period settlement of a royalty dispute with the Western Australian Government. This was partially offset by lower average realised prices and lower volumes due to COVID-19 related outages at our equity accounted investments (Antamina and Cerrejón) of US$(53) million.

Year ended 30 June 2020	22,071

(1)	Closure and rehabilitation provision for closed mines adjustment charge to the income statement of US$612 million (FY19: US$250 million).

News release

Prices and exchange rates

The average realised prices achieved for our major commodities are summarised in the following table and are presented on a continuing operations basis:

Average realised prices(1)	H2 FY20	H1 FY20	FY20	FY19	FY20 vs FY19	H2 FY20 vs H2 FY19	H2 FY20 vs H1 FY20
Oil (crude and condensate) (US$/bbl)	37.51	60.64	49.53	66.59	(26%)	(41%)	(38%)
Natural gas (US$/Mscf)(2)	3.76	4.26	4.04	4.55	(11%)	(15%)	(12%)
LNG (US$/Mscf)	6.87	7.62	7.26	9.43	(23%)	(19%)	(10%)
Copper (US$/lb)	2.39	2.60	2.50	2.62	(5%)	(11%)	(8%)
Iron ore (US$/wmt, FOB)	76.67	78.30	77.36	66.68	16%	(1%)	(2%)
Metallurgical coal (US$/t)	121.25	140.94	130.97	179.67	(27%)	(32%)	(14%)
Hard coking coal (HCC) (US$/t)(3)	133.51	154.01	143.65	199.61	(28%)	(34%)	(13%)
Weak coking coal (WCC) (US$/t)(3)	84.43	101.06	92.59	130.18	(29%)	(33%)	(16%)
Thermal coal (US$/t)(4)	55.91	58.55	57.10	77.90	(27%)	(23%)	(5%)
Nickel metal (US$/t)	12,459	15,715	13,860	12,462	11%	0%	(21%)

(1)

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

(2)	Includes internal sales.
(3)

Hard coking coal (HCC) refers generally to those metallurgical coals with a Coke Strength after Reaction (CSR) of 35 and above, which includes coals across the spectrum from Premium Coking to Semi Hard Coking coals, while weak coking coal (WCC) refers generally to those metallurgical coals with a CSR below 35.

(4)	Export sales only; excludes Cerrejón. Includes thermal coal sales from metallurgical coal mines.

In Copper, the provisional pricing and finalisation adjustments increased Underlying EBITDA by US$125 million in the 2020 financial year and is included in the average realised copper price in the above table.

The following exchange rates relative to the US dollar have been applied in the financial information:

	Average Year ended 30 June 2020	Average Year ended 30 June 2019	As at 30 June 2020	As at 30 June 2019	As at 30 June 2018
Australian dollar(1)	0.67	0.72	0.68	0.70	0.74
Chilean peso	771	673	816	680	648

(1)	Displayed as US$ to A$1 based on common convention.

Depreciation, amortisation and impairments

Depreciation, amortisation and impairments increased by US$513 million to US$6.6 billion. This increase reflected depreciation of right-of-use assets from the application of IFRS 16 Leases of US$656 million and higher impairment charges mainly in relation to the Cerro Colorado exceptional impairment charge, offset by lower depreciation and amortisation at Petroleum in line with lower production volumes and lower depreciation at Escondida and WAIO.

Net finance costs

Net finance costs decreased by US$153 million to US$911 million largely reflecting the benefit from lower interest rates on a lower average debt balance (following the repayment on maturity of Group debt). This was partially offset by an additional interest expense recognised on the application of IFRS 16 Leases of US$44 million.

BHP Results for the year ended 30 June 2020

Taxation expense

	2020			2019
Year ended 30 June	Profit before taxation US$M	Income tax expense US$M	%	Profit before taxation US$M	Income tax expense US$M	%
Statutory effective tax rate	13,510	(4,774)	35.3	15,049	(5,529)	36.7
Adjusted for:
Exchange rate movements	—	20		—	(25)
Exceptional items(1)	1,546	(241)		1,060	(242)

Adjusted effective tax rate	15,056	(4,995)	33.2	16,109	(5,796)	36.0

(1)	Refer exceptional items below for further details.

The Group’s adjusted effective tax rate, which excludes the impact of exchange rate movements and exceptional items, was 33.2 per cent (2019: 36.0 per cent). The adjusted effective tax rate is above 30 per cent primarily due to profits being subject to rates of tax higher than 30 per cent (for example, petroleum projects in Australia, Algeria and Trinidad and Tobago and withholding tax on dividends from Escondida, Pampa Norte, Antamina and Cerrejón). The adjusted effective tax rate is lower than at 30 June 2019 primarily as the prior year was impacted by provisions for tax disputes and a higher net reduction in US tax credits related to Chilean taxes, combined with lower Australian Petroleum Resource Rent Tax in the current year. The adjusted effective tax rate is expected to be in the range of 32 to 37 per cent for the 2021 financial year.

Other royalty and excise arrangements which are not profit based are recognised as operating costs within Profit before taxation. These amounted to US$2.4 billion during the period (2019: US$2.5 billion).

On 11 March 2020, the Australian High Court ruled that BHP Group Limited and BHP Group Plc are ‘associates’ under the Controlled Foreign Companies rules and therefore profits earned globally by BHP’s Sales and Marketing organisation from the sale of commodities acquired from Australian subsidiaries of BHP Group Plc are subject to ‘top-up tax’ in Australia at the corporate tax rate of 30 per cent. As a result of this ruling, BHP paid approximately US$115 million in additional taxes for the prior years, being 2006 to 2019, with US$32 million paid in prior periods and US$83 million paid in the 2020 financial year.

Exceptional items

The following table sets out the exceptional items for the 2020 financial year. Additional commentary is included on page 41.

Year ended 30 June 2020	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(176)	—	(176)
Cancellation of power contracts	(778)	271	(507)
COVID-19 related costs	(183)	53	(130)
Cerro Colorado impairment	(409)	(83)	(492)

Total	(1,546)	241	(1,305)

Attributable to non-controlling interests	(291)	90	(201)
Attributable to BHP shareholders	(1,255)	151	(1,104)

(1)	Refer to note 2 Exceptional items and note 8 Significant events – Samarco dam failure of the Financial Information for further information.

News release

Debt management and liquidity

Net debt increased by US$2.6 billion during the 2020 financial year:

	US$M
Net debt at 30 June 2019	9,446	Prior period balance restated to include the fair value of derivative financial instruments used to hedge cash and borrowings of US$231 million due to the change in net debt definition.
Application of IFRS 16:
IFRS 16 transition	1,778	New leases taken on from 1 July 2019 from the application of IFRS 16, excluding vessel lease contracts of US$523 million that are priced with reference to a freight index and are no longer included in net debt.
Other	(145)	Other includes new leases, repayments, discounting and transfers during the period.

	1,633

Free cash flow	(8,090)
Dividends paid	6,876	Dividend payments to shareholders (including FY19 final dividend and H1 FY20 interim dividend).
Dividends paid to NCI	1,043	Dividends paid to non-controlling interests.
Other movements	1,136	Includes derivatives, amortisation of discounting and other movements.

Net debt at 30 June 2020	12,044

Add cash and cash equivalents at 30 June 2020	13,426
Add vessel lease contracts(1)	1,160	Vessel lease contracts that are priced with reference to a freight index and re-measured at each reporting date.
Add derivatives included in net debt	418	Adjustment for derivatives included in net debt.

Total interest bearing liabilities at 30 June 2020	27,048

(1)

Vessel lease contracts are included in total interest bearing liabilities, however as of 1 January 2020 these contracts have been excluded from net debt as they do not align with how the Group assesses net debt for decision making in relation to the Capital Allocation Framework.

During the 2020 financial year, total interest bearing liabilities increased from US$24.8 billion at 30 June 2019 to US$27.0 billion at 30 June 2020. This reflects a US$1.6 billion impact from new leases and a US$1.2 billion impact from vessel lease contracts that are priced with reference to a freight index (totalling US$2.8 billion) from the application of IFRS 16 Leases, and a fair value adjustment of US$0.4 billion related to interest rate and exchange movements, partially offset by the redemption of US$0.9 billion of bonds (consisting of an A$1 billion bond and the remaining amount of the €600 million bond that matured).

At the subsidiary level, Escondida refinanced US$0.5 billion of maturing long-term debt.

The Group has a US$5.5 billion commercial paper program backed by a US$5.5 billion revolving credit facility, which expires in October 2024. As at 30 June 2020, the Group had no outstanding US commercial paper, no drawn amount under the revolving credit facility and US$13.4 billion in cash and cash equivalents.

Dividend

Our Board today determined to pay a final dividend of 55 US cents per share. The final dividend to be paid by BHP Group Limited will be fully franked for Australian taxation purposes.

BHP’s Dividend Reinvestment Plan (DRP) will operate in respect of the final dividend. Full terms and conditions of the DRP and details about how to participate can be found at: bhp.com

BHP Results for the year ended 30 June 2020

Events in respect of the final dividend	Date
Announcement of currency conversion into RAND	28 August 2020
Last day to trade cum dividend on Johannesburg Stock Exchange Limited (JSE)	1 September 2020
Ex-dividend Date JSE	2 September 2020
Ex-dividend Date Australian Securities Exchange (ASX), London Stock Exchange (LSE) and New York Stock Exchange (NYSE)	3 September 2020
Record Date	4 September 2020
DRP and Currency Election date (including announcement of currency conversion for ASX and LSE)	8 September 2020
Payment Date	22 September 2020
DRP Allocation Date (ASX and LSE) within 10 business days after the payment date	6 October 2020
DRP Allocation Date (JSE), subject to the purchase of shares by the Transfer Secretaries in the open market, Central Securities Depository Participant (CSDP) accounts credited/updated on or about	7 October 2020

BHP Group Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 2 and 4 September 2020 (inclusive), and transfers between the UK register and the South African register will not be permitted between the dates of 28 August and 4 September 2020 (inclusive). American Depositary Shares (ADSs) each represent two fully paid ordinary shares and receive dividends accordingly. Details of the currency exchange rates applicable for the dividend will be announced to the relevant stock exchanges following conversion and will appear on the Group’s website.

Any eligible shareholder who wishes to participate in the DRP, or to vary a participation election should do so in accordance with the timetable above, or, in the case of shareholdings on the South African branch register of BHP Group Plc, in accordance with the instructions of your CSDP. The DRP Allocation Price will be calculated in each jurisdiction as an average of the price paid for all shares actually purchased to satisfy DRP elections. The Allocation Price applicable to each exchange will made available at: bhp.com/DRP

Corporate governance

CEO Mike Henry has today announced new roles and appointments on the Executive Leadership Team (ELT). Ragnar Udd will become President Minerals Americas, effective 1 November 2020, replacing Daniel Malchuk. Mr Malchuk will continue in the role until that time, and leave BHP at the end of the 2020 calendar year. Laura Tyler will commence in the new role of Chief Technical Officer on 1 September 2020. This role will be an expansion of her current position on the ELT as Chief Geoscientist. She will relinquish her concurrent role as Asset President Olympic Dam. Caroline Cox will become Chief External Affairs Officer, effective 1 November 2020, replacing Geoff Healy. Mr Healy will continue in the role until that time, and leave BHP at the end of the 2020 calendar year. Johan van Jaarsveld will commence in the new role of Chief Development Officer on 1 September 2020.

On 17 June 2020, we announced that Peter Beaven would step down as the CFO with effect from 30 November 2020, and the appointment of David Lamont as the CFO from 1 December 2020.

Rachel Agnew will resign as Company Secretary of BHP Group Limited and BHP Group Plc, effective 1 September 2020.

Gary Goldberg and Dion Weisler, who joined the Board in recent months, and Xiaoqun Clever, who joins the Board effective 1 October 2020, will stand for election for the first time at the 2020 BHP Annual General Meetings (AGMs).

As previously announced in January this year, Lindsay Maxsted will not stand for re-election at the AGMs. Mr Maxsted has informed the Board of his intention to retire as a Director with effect from 4 September 2020, having completed the handover of the Risk and Audit Committee Chairman position to Terry Bowen, and seen through the Group’s FY20 financial reporting schedule.

Shriti Vadera, who as previously announced will not stand for re-election at the 2020 AGMs, intends to remain a Director until the conclusion of the BHP Group Plc AGM on 15 October 2020.

The current members of the Board’s committees are:

Risk and Audit Committee	Nomination and Governance Committee	Remuneration Committee	Sustainability Committee
Terry Bowen (Chair)	Ken MacKenzie (Chair)	Susan Kilsby (Chair)	John Mogford (Chair)
Ian Cockerill	Malcolm Broomhead	Anita Frew	Malcolm Broomhead
Anita Frew	Susan Kilsby	Gary Goldberg	Ian Cockerill
Lindsay Maxsted	Shriti Vadera (SID)(1)	Shriti Vadera (SID)	Gary Goldberg
Dion Weisler

(1)	Senior Independent Director (SID).

News release

Segment summary(1)

A summary of performance for the 2020 and 2019 financial years is presented below.

Year ended 30 June 2020 US$M	Revenue(2)	Underlying EBITDA(3)	Underlying EBIT(3)	Exceptional items(4)	Net operating assets(3)	Capital expenditure	Exploration gross(5)	Exploration to profit(6)
Petroleum	4,070	2,207	750	(6)	8,247	909	564	394
Copper	10,666	4,347	2,590	(1,228)	24,407	2,434	54	54
Iron Ore	20,797	14,554	12,924	(614)	18,400	2,328	87	47
Coal	6,242	1,632	811	(18)	9,509	603	22	9
Group and unallocated items(7)	1,219	(669)	(1,201)	413	4,340	626	13	13
Inter-segment adjustment(8)	(63)	—	—	—	—	—	—	—

Total Group	42,931	22,071	15,874	(1,453)	64,903	6,900	740	517

Year ended 30 June 2019 (Restated) US$M	Revenue(2)	Underlying EBITDA(3)	Underlying EBIT(3)	Exceptional items	Net operating assets(3)	Capital expenditure	Exploration gross(5)	Exploration to profit(6)
Petroleum	5,930	4,061	2,480	—	8,332	645	685	409
Copper	10,838	4,550	2,587	—	24,088	2,735	62	62
Iron Ore	17,255	11,129	9,397	(971)	17,486	1,611	93	41
Coal	9,121	4,067	3,400	—	9,674	655	23	15
Group and unallocated items(7)	1,225	(649)	(799)	19	2,476	604	10	10
Inter-segment adjustment(8)	(81)	—	—	—	—	—	—	—

Total Group	44,288	23,158	17,065	(952)	62,056	6,250	873	537

(1)

Group and segment level information is reported on a statutory basis which reflects the application of the equity accounting method in preparing the Group financial statements – in accordance with IFRS. Underlying EBITDA of the Group and the reportable segments, includes depreciation, amortisation and impairments (D&A), net finance costs and taxation expense of US$446 million (2019: US$505 million) related to equity accounted investments. It excludes exceptional items loss of US$508 million (2019: US$945 million loss) related to share of profit/loss from equity accounted investments, related impairments and expenses.

Group profit before taxation comprised Underlying EBITDA, exceptional items, depreciation, amortisation and impairments of US$7,650 million (2019: US$7,045 million) and net finance costs of US$911 million (2019: US$1,064 million).

(2)

Revenue is based on Group realised prices and includes third party products. Sale of third party products by the Group contributed revenue of US$1,171 million and Underlying EBITDA of US$32 million (2019: US$1,198 million and US$129 million).

(3)

For more information on the reconciliation of certain alternative performance measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to alternative performance measures set on pages 51 and 62.

(4)

Exceptional items loss of US$1,453 million excludes net finance costs of US$93 million included in the total loss before taxation of US$176 million related to the Samarco dam failure. Refer to note 2 Exceptional items and note 8 Significant events – Samarco dam failure of the Financial Information for further information.

(5)	Includes US$223 million capitalised exploration (2019: US$357 million).
(6)	Includes US$ nil of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2019: US$21 million).
(7)

Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West and legacy assets (previously disclosed as closed mines in the Petroleum reportable segment), and consolidation adjustments. Comparative information for the year ended 30 June 2019 have been restated to reflect the inclusion of legacy assets in Group and unallocated items. Revenue not attributable to reportable segments comprises the sale of freight and fuel to third parties, as well as revenues from unallocated operations. Exploration and technology activities are recognised within relevant segments.

Year ended 30 June 2020 US$M	Revenue	Underlying EBITDA(3)	D&A	Underlying EBIT(3)	Net operating assets(3)	Capital expenditure	Exploration gross	Exploration to profit
Potash	—	(127)	3	(130)	4,068	201	—	—
Nickel West	1,189	(37)	71	(108)	60	254	13	13

Year ended 30 June 2019 US$M	Revenue	Underlying EBITDA(3)	D&A	Underlying EBIT(3)	Net operating assets(3)	Capital expenditure	Exploration gross	Exploration to profit
Potash	—	(127)	4	(131)	3,737	174	—	—
Nickel West	1,193	102	11	91	(158)	274	9	9

(8)	Comprises revenue of US$62 million generated by Petroleum (2019: US$77 million), US$1 million generated by Coal (2019: US$ nil) and US$ nil generated by Iron Ore (2019: US$4 million).

BHP Results for the year ended 30 June 2020

Petroleum

Underlying EBITDA for Petroleum decreased by US$1.9 billion to US$2.2 billion in the 2020 financial year.

	US$M
Underlying EBITDA for the year ended 30 June 2019	4,061

Net price impact	(1,133)	Lower average realised prices:
		Crude and condensate oil US$49.53/bbl (2019: US$66.59/bbl);
		Natural gas US$4.04/Mscf (2019: US$4.55/Mscf);
		LNG US$7.26/Mscf (2019: US$9.43/Mscf).

Change in volumes: growth	(588)	Lower volumes due to natural field decline across the portfolio, a decrease in attributable tax barrels at Trinidad and Tobago, weaker market conditions largely due to excess global supply, the impacts from Tropical Cyclone Barry and Tropical Cyclone Damien and planned maintenance at Atlantis. This was partially offset by higher uptime at Pyrenees and strong underlying performance at Trinidad and Tobago.

Change in controllable cash costs	(30)	Increased business development activity in Mexico following the successful exploration program at Trion, partially offset by lower maintenance activities at our Australian assets.

Ceased and sold operations	(76)	Cessation of operations at Minerva and the sale of our interests in the Bruce and Keith oil and gas fields in the prior period.

Change in other costs:
Exchange rates	(34)
Inflation	(12)
One-off items	10	Reflects lower maintenance activities at our Australian petroleum assets due to COVID-19 restrictions, partially offset by lower volumes as a result of weaker gas demand due to the impact of COVID-19.

Other items	9	Other items include favourable impacts from the first year of application of IFRS 16 Leases of US$22 million. This was offset by the revaluation of embedded derivatives in Trinidad and Tobago gas contract of US$22 million loss in the 2020 financial year (2019: US$14 million loss) and other items.

Underlying EBITDA for the year ended 30 June 2020	2,207

Petroleum unit costs decreased by eight per cent to US$9.74 per barrel of oil equivalent due to a reduction in price- linked costs, cost efficiencies and lower maintenance activities at our Australian operations due to COVID-19, partially offset by lower volumes. Unit costs in the 2021 financial year are expected to be between US$11 and US$12 per barrel (based on an exchange rate of AUD/USD 0.70) reflecting the impact of lower volumes and forecast lower price-linked costs. In the medium term, we expect an increase in unit costs to less than US$13 per barrel (based on an exchange rate of AUD/USD 0.70) primarily as a result of natural field decline.

Petroleum unit costs (US$M)	H2 FY20	H1 FY20	FY20	FY19
Revenue	1,617	2,453	4,070	5,930
Underlying EBITDA	628	1,579	2,207	4,061
Gross costs	989	874	1,863	1,869
Less: exploration expense	230	164	394	388
Less: freight	56	54	110	152
Less: development and evaluation	111	55	166	46
Less: other(1)	75	56	131	8
Net costs	517	545	1,062	1,275
Production (MMboe, equity share)	52	57	109	121

Cost per Boe (US$)(2)	9.94	9.56	9.74	10.54

(1)

Other includes non-cash profit on sales of assets, inventory movements, foreign exchange, provision for onerous lease contracts and the impact from revaluation of embedded derivatives in the Trinidad and Tobago gas contract.

(2)	FY20 based on an exchange rate of AUD/USD 0.67.

Given the significant petroleum price volatility in the 2020 financial year and the potential impact of climate change on long term petroleum prices, the Group considered a range of long term price assumptions, including oil prices (Brent) at US$55 a barrel, when determining that no indicators of impairment of accounting carrying values existed at 30 June 2020.

News release

As previously announced, in light of the significant disruption to oil and gas markets we have reviewed our investment program for the next 12 months. Petroleum capital and exploration expenditure of approximately US$1.6 billion is now planned in the 2021 financial year as a result of a delay of the Scarborough gas development and several small and medium sized projects, and an approximately US$250 million reduction in our exploration and appraisal program. These delays will maximise the value of the projects by ensuring that production will commence at a time when we expect prices to be higher. Reflecting these changes in our plans as well as natural field decline, production is expected to average approximately 104 MMboe over the next five years, with lower volumes now also expected at the end of the five year period as a result of the delay of the Scarborough gas development.

Petroleum exploration

Petroleum exploration expenditure for the 2020 financial year was US$564 million, of which US$394 million was expensed. An approximately US$450 million exploration and appraisal program is planned for the 2021 financial year. This is a reduction of approximately US$250 million to our medium-term program, and as a result, our focus will be on delivering the highest priority opportunities in the portfolio and our licence commitments. The 2021 financial year exploration and appraisal program includes the Broadside exploration well in our Trinidad and Tobago Southern licences, preparation for exploration drilling in our Green Canyon blocks in the US Gulf of Mexico and appraisal planning in our Trinidad and Tobago Northern licences. Our planned activities are subject to any further COVID-19 delays.

In Trinidad and Tobago, we drilled two exploration wells in our Northern licences and completed Phase 4 of our deepwater drilling campaign in the first half of the 2020 financial year. The campaign included two wells; Boom-1(v) encountered hydrocarbons and Carnival-1(v) was a dry hole. Technical work is ongoing to evaluate an appraisal program, development planning and commercial options for the discoveries in the Northern Gas play.

In Barbados, the offshore exploration licences for the Carlisle Bay and Bimshire blocks were declared effective as of 27 January 2020. The first exploration phase is a three-year program with commitment of seismic data.

In the US Gulf of Mexico, we expanded our acreage positions through lease sale participation. In the 2020 financial year, the Regulator awarded two blocks(vi) in Green Canyon, central Gulf of Mexico and 19 blocks(vii) in the western Gulf of Mexico. In July 2020, the Regulator awarded two blocks(viii) in Green Canyon, central Gulf of Mexico and three blocks(ix) in the western Gulf of Mexico. In the western US Gulf of Mexico, the final processed data from the Ocean Bottom Node(x) seismic acquisition was received in April 2020 and technical work is ongoing to inform the exploration program. We continue to advance evaluation of options to optimise value at Wildling through progressive development of the discovery. Different options for the development concept are under review, including a tieback to the Shenzi facility.

In Mexico, we drilled the Trion 3DEL appraisal well(v) in the first half of the 2020 financial year where we encountered oil in the reservoirs up dip from all previous well intersections. The results provided greater confidence around the scale, and quality, of the resource and we now have sufficient information to underpin development planning.

In Eastern Canada, technical evaluation is ongoing on our two licences in the Orphan Basin to support exploration well planning.

BHP Results for the year ended 30 June 2020

Financial information for Petroleum for the 2020 and 2019 financial years is presented below.

Year ended 30 June 2020 US$M	Revenue(1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit(3)
Australia Production Unit(4)	361	253	197	56	289	6
Bass Strait	1,102	761	449	312	1,796	87
North West Shelf	1,076	731	260	471	1,261	130
Atlantis	561	431	175	256	1,061	197
Shenzi	277	174	139	35	550	45
Mad Dog	216	164	64	100	1,551	375
Trinidad/Tobago	191	92	46	46	323	46
Algeria	159	111	12	99	60	16
Exploration	—	(394)	41	(435)	1,227	(1)
Other(5)	104	(111)	77	(188)	129	8

Total Petroleum from Group production	4,047	2,212	1,460	752	8,247	909	564	394

Third party products	39	(2)	—	(2)	—	—	—	—

Total Petroleum	4,086	2,210	1,460	750	8,247	909	564	394

Adjustment for equity accounted investments(6)	(16)	(3)	(3)	—	—	—	—	—

Total Petroleum statutory result	4,070	2,207	1,457	750	8,247	909	564	394

Year ended 30 June 2019 (Restated) US$M	Revenue(1)	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(2)	Exploration to profit(3)
Australia Production Unit(4)	507	332	192	140	513	13
Bass Strait	1,237	915	427	488	2,217	32
North West Shelf	1,657	1,220	298	922	1,371	106
Atlantis	979	824	261	563	1,060	31
Shenzi	540	437	151	286	658	30
Mad Dog	319	268	59	209	1,232	362
Trinidad/Tobago	287	181	56	125	302	23
Algeria	258	201	26	175	49	7
Exploration	—	(388)	58	(446)	1,039	—
Other(5)	153	73	55	18	(109)	41

Total Petroleum from Group production	5,937	4,063	1,583	2,480	8,332	645	685	409

Third party products	10	—	—	—	—	—	—	—

Total Petroleum	5,947	4,063	1,583	2,480	8,332	645	685	409

Adjustment for equity accounted investments(6)	(17)	(2)	(2)	—	—	—	—	—

Total Petroleum statutory result	5,930	4,061	1,581	2,480	8,332	645	685	409

(1)

Total Petroleum statutory result revenue includes: crude oil US$2,033 million (2019: US$3,171 million), natural gas US$980 million (2019: US$1,259 million), LNG US$774 million (2019: US$1,179 million), NGL US$198 million (2019: US$263 million) and other US$85 million (2019: US$58 million) which includes third party products.

(2)	Includes US$170 million of capitalised exploration (2019: US$297 million).
(3)	Includes US$ nil of exploration expenditure previously capitalised, written off as impaired (included in depreciation and amortisation) (2019: US$21 million).
(4)	Australia Production Unit includes Macedon, Pyrenees and Minerva.
(5)

Predominantly divisional activities, business development, UK (divested in November 2018), Neptune and Genesis. Also includes the Caesar oil pipeline and the Cleopatra gas pipeline, which are equity accounted investments. The financial information for the Caesar oil pipeline and the Cleopatra gas pipeline presented above, with the exception of net operating assets, reflects BHP’s share.

(6)

Total Petroleum statutory result revenue excludes US$16 million (2019: US$17 million) revenue related to the Caesar oil pipeline and the Cleopatra gas pipeline. Total Petroleum statutory result Underlying EBITDA includes US$3 million (2019: US$2 million) D&A related to the Caesar oil pipeline and the Cleopatra gas pipeline.

News release

Copper

Underlying EBITDA for the 2020 financial year decreased by US$203 million to US$4.3 billion.

	US$M
Underlying EBITDA for the year ended 30 June 2019	4,550

Net price impact	(295)	Lower average realised price:
		Copper US$2.50/lb (2019: US$2.62/lb).
Change in volumes	112	Record concentrator throughput at Escondida, offset by expected lower concentrator head grade and lower by-product volumes. Higher copper volumes at Olympic Dam supported by solid underground mine performance, record grade and the prior period acid plant outage, partially offset by the impact of unplanned downtime at the smelter (March 2020 quarter). Increased sales volumes at Spence reflecting greater operating stability, partially offset by expected grade decline.
Change in controllable cash costs	221	Strong cost performance driven by consumption efficiencies at Escondida, and end-of- negotiation bonus payments at Escondida and Cerro Colorado in the prior year. A favourable inventory movement at Escondida due to higher ore movement in line with planned development phase of the mines to support stable concentrator performance. This was partially offset by a higher inventory drawdown at Spence and a lower build of inventory at Olympic Dam due to the prior period outages, and the Olympic Dam acid plant outage self-insurance recoveries in the prior period.
Change in other costs:
Exchange rates	492
Inflation	(130)
Non-cash	(451)	Increased deferred stripping depletion at Escondida in line with planned development phase of the mines.
One-off items	(37)	Reflects primarily volume loss related to COVID-19 of US$(39) million.
Other items	(115)	Other items include favourable impacts from the first year of application of IFRS 16 Leases of US$75 million (US$30 million at Olympic Dam, US$27 million at Escondida and US$18 million at Pampa Norte) and fuel and energy of US$6 million. This was more than offset by other items (including lower profit from Antamina due to COVID-19 impacts of US$(35) million and lower average realised prices).

Underlying EBITDA for the year ended 30 June 2020	4,347

Escondida unit costs decreased by 11 per cent to US$1.01 per pound, reflecting record concentrator throughput, strong cost management and favourable inventory and exchange rate movements. This decrease was achieved despite the impact of a three per cent decline in copper grade, lower by-product credits, higher desalinated water costs and higher deferred stripping costs.

Unit costs in the 2021 financial year are expected to be between US$1.00 and US$1.25 per pound (based on an exchange rate of USD/CLP 769), reflecting lower volumes as a result of a reduced operational workforce due to COVID-19 and a further decline in concentrator feed grade of approximately four per cent. This will be partially offset by lower stripping costs. In the medium term, unit costs have been revised to less than US$1.10 per pound reflecting updated guidance exchange rates (based on an exchange rate of USD/CLP 769), with expected higher power consumption and water costs offset by further operational efficiency improvements and optimised maintenance strategies.

Escondida unit costs (US$M)	H2 FY20	H1 FY20	FY20	FY19
Revenue	3,136	3,583	6,719	6,876
Underlying EBITDA	1,708	1,827	3,535	3,384
Gross costs	1,428	1,756	3,184	3,492
Less: by-product credits	186	221	407	490
Less: freight	84	94	178	149
Net costs	1,158	1,441	2,599	2,853
Sales (kt)	571	593	1,164	1,131
Sales (Mlb)	1,259	1,308	2,567	2,493

Cost per pound (US$)(1)(2)	0.92	1.10	1.01	1.14

(1)	FY20 based on an average exchange rate USD/CLP 711.
(2)	FY20 excludes COVID-19 related costs of US$0.01 per pound that are reported as exceptional items.

Escondida eliminated water drawdown from aquifers for operational supply, 10 years ahead of its 2030 target, with the completion of the Escondida Water Supply Expansion project in December 2019 (which increased total desalinated water capacity to 3,800 litres per second) and an increase of approximately five per cent in water consumption efficiency achieved on the prior year through increased concentrator stability. Escondida has invested more than US$4 billion in desalinated water since 2006.

BHP Results for the year ended 30 June 2020

In October 2019, we announced four new renewable power contracts for Escondida and Spence that will replace existing contracts. The new contracts will commence in the 2022 financial year and will increase flexibility for our power portfolio and ensure security of supply for our operations. We aim to supply Escondida and Spence’s energy requirements from 100 per cent renewable energy sources from the mid-2020s. These contracts will deliver an estimated 20 per cent reduction in energy prices at both operations and will be value accretive even including a provision of US$778 million (pre-tax) related to the cancellation of the existing contracts.

Financial information for Copper for the 2020 and 2019 financial years is presented below.

Year ended 30 June 2020 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(1)	6,719	3,535	1,143	2,392	12,013	919
Pampa Norte(2)	1,395	599	316	283	3,187	955
Antamina(3)	832	468	114	354	1,453	205
Olympic Dam	1,463	212	291	(79)	7,651	538
Other(3)(4)	—	(202)	58	(260)	103	22

Total Copper from Group production	10,409	4,612	1,922	2,690	24,407	2,639

Third party products	1,089	41	—	41	—	—

Total Copper	11,498	4,653	1,922	2,731	24,407	2,639	62	57

Adjustment for equity accounted investments(5)	(832)	(306)	(165)	(141)	—	(205)	(8)	(3)

Total Copper statutory result	10,666	4,347	1,757	2,590	24,407	2,434	54	54

Year ended 30 June 2019 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Escondida(1)	6,876	3,384	1,245	2,139	12,726	1,036
Pampa Norte(2)	1,502	701	381	320	2,937	1,194
Antamina(3)	1,144	723	108	615	1,345	229
Olympic Dam	1,351	273	331	(58)	7,133	485
Other(3)(4)	—	(315)	8	(323)	(53)	21

Total Copper from Group production	10,873	4,766	2,073	2,693	24,088	2,965

Third party products	1,109	116	—	116	—	—

Total Copper	11,982	4,882	2,073	2,809	24,088	2,965	66	65

Adjustment for equity accounted investments(5)	(1,144)	(332)	(110)	(222)	—	(230)	(4)	(3)

Total Copper statutory result	10,838	4,550	1,963	2,587	24,088	2,735	62	62

(1)	Escondida is consolidated under IFRS 10 and reported on a 100 per cent basis.
(2)	Includes Spence and Cerro Colorado.
(3)	Antamina, SolGold and Resolution are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.
(4)	Predominantly comprises divisional activities, greenfield exploration and business development. Includes Resolution and SolGold (acquired in October 2018).
(5)

Total Copper statutory result revenue excludes US$832 million (2019: US$1,144 million) revenue related to Antamina. Total Copper statutory result Underlying EBITDA includes US$165 million (2019: US$110 million) D&A and US$141 million (2019: US$222 million) net finance costs and taxation expense related to Antamina, Resolution and SolGold that are also included in Underlying EBIT. Total Copper Capital expenditure excludes US$205 million (2019: US$229 million) related to Antamina and US$ nil (2019: US$1 million) related to SolGold. Exploration gross excludes US$8 million (2019: US$4 million) related to SolGold of which US$3 million (2019: US$3 million) was expensed.

News release

Iron Ore

Underlying EBITDA for the 2020 financial year increased by US$3.4 billion to US$14.6 billion.

	US$M
Underlying EBITDA for the year ended 30 June 2019	11,129

Net price impact	2,353	Higher average realised price:
		Iron ore US$77.36/wmt, FOB (2019: US$66.68/wmt, FOB).
Change in volumes	523	Record sales volumes reflected record production at Jimblebar and Yandi, and significant improvements in productivity and reliability across the supply chain following a series of targeted maintenance programs over the past four years. This was partially offset by the impacts from Tropical Cyclone Blake and Tropical Cyclone Damien.
Change in controllable cash costs	33	Favourable inventory movements due to planned uplift in mine site performance to support stability across the supply chain.
Change in other costs:
Exchange rates	180
Inflation	(67)
One-off items	207	Reflects the prior year impact of Tropical Cyclone Veronica (category four), partially offset by volume loss related to COVID-19 of US$(78) million.
Other items	196	Other items include favourable impacts from the first year of application of IFRS 16 Leases of US$63 million, fuel and energy of US$37 million and other items (includes the prior period settlement of a royalty dispute with the Western Australian Government).

Underlying EBITDA for the year ended 30 June 2020	14,554

WAIO unit costs declined by 11 per cent to US$12.63 per tonne (or US$11.82 per tonne on a C1 basis excluding third party royalties(3)), reflecting record volumes following strong performance and continued productivity improvements across the supply chain, and favourable exchange movements. Costs related to the impact from COVID-19 are reported as an exceptional item and are not included in unit costs. These additional costs were approximately US$0.30 per tonne, bringing WAIO unit costs to a total of US$12.93 per tonne (or US$12.08 per tonne on a C1 basis excluding third party royalties(3)). A record annualised production run rate of above 300 Mt (100 per cent basis) was achieved during the June 2020 quarter and supported unit costs on a C1 basis of US$10.96 per tonne in the second half of the 2020 financial year.

Unit costs in the 2021 financial year are expected to be between US$13 and US$14 per tonne (based on an exchange rate of AUD/USD 0.70). In the medium term, we expect to lower our unit costs to less than US$13 per tonne (based on an exchange rate of AUD/USD 0.70).

WAIO unit costs (US$M)	H2 FY20	H1 FY20	FY20	FY19
Revenue	10,363	10,300	20,663	17,066
Underlying EBITDA	7,421	7,087	14,508	11,053
Gross costs	2,942	3,213	6,155	6,013
Less: freight	596	863	1,459	1,308
Less: royalties	772	759	1,531	1,322
Net costs	1,574	1,591	3,165	3,383
Sales (kt, equity share)	128,537	122,061	250,598	238,836

Cost per tonne (US$)(1)(2)	12.25	13.03	12.63	14.16

Cost per tonne on a C1 basis excluding third party royalties (US$)(2)(3)	10.96	12.75	11.82	12.86

(1)	FY20 based on an average exchange rate of AUD/USD 0.67.
(2)	FY20 excludes COVID-19 related costs of US$0.30 per tonne (including US$0.04 per tonne of demurrage) that are reported as exceptional items.
(3)

Excludes third party royalties of US$1.17 per tonne (2019: US$1.00 per tonne), depletion of production stripping US$0.63 (2019: US$0.75), net inventory movements US$ (0.61) per tonne (2019: US$(0.30) per tonne), exploration expenses, demurrage, exchange rate gains/losses, and other income US$(0.38) per tonne (2019: US$(0.15) per tonne).

BHP Results for the year ended 30 June 2020

Financial information for Iron Ore for the 2020 and 2019 financial years is presented below.

Year ended 30 June 2020 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(1)	Exploration to profit
Western Australia Iron Ore	20,663	14,508	1,606	12,902	20,177	2,326
Samarco(2)	—	—	—	—	(2,045)	—
Other(3)	119	53	24	29	268	2

Total Iron Ore from Group production	20,782	14,561	1,630	12,931	18,400	2,328

Third party products(4)	15	(7)	—	(7)	—	—

Total Iron Ore	20,797	14,554	1,630	12,924	18,400	2,328	87	47

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	20,797	14,554	1,630	12,924	18,400	2,328	87	47

Year ended 30 June 2019 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross(1)	Exploration to profit
Western Australia Iron Ore	17,066	11,053	1,707	9,346	19,208	1,600
Samarco(2)	—	—	—	—	(1,908)	—
Other(3)	157	62	25	37	186	11

Total Iron Ore from Group production	17,223	11,115	1,732	9,383	17,486	1,611

Third party products(4)	32	14	—	14	—	—

Total Iron Ore	17,255	11,129	1,732	9,397	17,486	1,611	93	41

Adjustment for equity accounted investments	—	—	—	—	—	—	—	—

Total Iron Ore statutory result	17,255	11,129	1,732	9,397	17,486	1,611	93	41

(1)	Includes US$40 million of capitalised exploration (2019: US$52 million).
(2)

Samarco is an equity accounted investment and its financial information presented above, with the exception of net operating assets, reflects BHP Billiton Brasil Ltda’s share. All financial impacts following the Samarco dam failure have been reported as exceptional items in both reporting periods.

(3)	Predominantly comprises divisional activities, towage services, business development and ceased operations.
(4)	Includes inter-segment and external sales of contracted gas purchases.

News release

Coal

Underlying EBITDA for the 2020 financial year decreased by US$2.4 billion to US$1.6 billion.

	US$M
Underlying EBITDA for the year ended 30 June 2019	4,067

Net price impact	(2,092)	Lower average realised prices:
		Hard Coking Coal US$143.65/t (2019: US$199.61/t);
		Weak Coking Coal US$92.59/t (2019: US$130.18/t);
		Thermal Coal US$57.10/t (2019: $77.90/t).
Change in volumes	(374)	Decreased volumes at NSWEC as a result of the change in strategy to focus on higher quality coal and unfavourable weather impacts from December 2019 to February 2020. Lower volumes at Queensland Coal as record production at Caval Ridge and Poitrel was more than offset by planned major wash plant shutdowns in the first half of the year and significant wet weather events across our operations in January and February 2020.
Change in controllable cash costs	(124)	Increased maintenance costs at Queensland Coal due to planned maintenance, including wash plant and port shutdowns, and higher contractor costs due to the mobilisation of additional equipment to address increased strip ratio at South Walker Creek and increased contractor stripping at NSWEC. This was partially offset by favourable inventory movements as a result of good dragline performance.
Change in other costs:
Exchange rates	227
Inflation	(63)
Other items	(9)	Other items include favourable impacts from the first year of application of IFRS 16 Leases of US$129 million and fuel and energy of US$45 million. This was more than offset by other items (predominantly lower profit from Cerrejón due to COVID-19 impacts of US$(18) million and lower average realised prices).

Underlying EBITDA for the year ended 30 June 2020	1,632

Queensland Coal unit costs decreased by three per cent to US$68 per tonne due to a build in inventory, as a result of solid dragline performance across the majority of operations, and favourable impacts from exchange rate movements and the application of IFRS 16 Leases. This was partially offset by lower volumes due to significant wet weather during the March 2020 quarter and planned maintenance.

Unit costs in the 2021 financial year are expected to be between US$69 and US$75 per tonne (based on an exchange rate of AUD/USD 0.70) as a result of higher strip ratios, increased contractor stripping costs and tailings and risk spend, partially offset by higher volumes and improved productivity. In the medium term, we now expect our unit costs to between US$58 and US$66 per tonne (based on an exchange rate of AUD/USD 0.70), up from between US$54 and US$61 per tonne, as this reflects reduced volumes due to a focus on higher quality coals and a market responsive approach to bringing new tonnes into the markets. Reflecting these changes to our plans, we now expect production of between 46 and 52 Mt over the medium-term.

Queensland Coal unit costs (US$M)	H2 FY20	H1 FY20	FY20	FY19
Revenue	2,526	2,831	5,357	7,679
Underlying EBITDA	880	1,055	1,935	3,722
Gross costs	1,646	1,776	3,422	3,957
Less: freight	61	86	147	156
Less: royalties	231	267	498	805
Net costs	1,354	1,423	2,777	2,996
Sales (kt, equity share)	20,947	20,139	41,086	43,145

Cost per tonne (US$)(1)(2)	64.64	70.66	67.59	69.44

(1)	FY20 based on an average exchange rate of AUD/USD 0.67.
(2)	FY20 excludes COVID-19 related costs of US$0.37 per tonne that are reported as exceptional items.

NSWEC unit costs increased by 13 per cent to US$57 per tonne, reflecting lower volumes from the change in strategy in the second half of the 2019 financial year to focus on higher quality coal, unfavourable weather impacts and higher stripping costs. This was partially offset by favourable inventory and exchange rate movements. The change in strategy has been successful with higher average realised prices relative to the 6000 calorific value energy coal index (NEWC6000) in the 2020 financial year, in comparison to the prior period. Unit costs in the 2021 financial year are expected to be between US$55 and US$59 per tonne (based on an exchange rate of AUD/USD 0.70). Work is underway at NSWEC to review mine planning and operating alternatives to structurally reduce costs in the near term and ensure a viable mining operation which is resilient during low price cycles.

BHP Results for the year ended 30 June 2020

NSWEC unit costs (US$M)	H2 FY20	H1 FY20	FY20	FY19
Revenue	451	435	886	1,421
Underlying EBITDA	(29)	(50)	(79)	353
Gross costs	480	485	965	1,068
Less: royalties	35	33	68	114
Net costs	445	452	897	954
Sales (kt, equity share)	8,274	7,594	15,868	19,070

Cost per tonne (US$)(1)(2)	53.78	59.52	56.53	50.03

(1)	FY20 based on an average exchange rate of AUD/USD 0.67.
(2)	FY20 excludes COVID-19 related costs of US$0.06 per tonne that are reported as exceptional items.

Financial information for Coal for the 2020 and 2019 financial years is presented below.

Year ended 30 June 2020 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	5,357	1,935	684	1,251	8,168	523
New South Wales Energy Coal(1)	972	(19)	152	(171)	841	73
Colombia(1)	364	69	112	(43)	776	24
Other(2)	—	(155)	11	(166)	(276)	8

Total Coal from Group production	6,693	1,830	959	871	9,509	628

Third party products	—	—	—	—	—	—

Total Coal	6,693	1,830	959	871	9,509	628	22	9

Adjustment for equity accounted investments(3)(4)	(451)	(198)	(138)	(60)	—	(25)	—	—

Total Coal statutory result	6,242	1,632	821	811	9,509	603	22	9

Year ended 30 June 2019 US$M	Revenue	Underlying EBITDA	D&A	Underlying EBIT	Net operating assets	Capital expenditure	Exploration gross	Exploration to profit
Queensland Coal	7,679	3,722	532	3,190	8,232	549
New South Wales Energy Coal(1)	1,527	431	166	265	920	102
Colombia(1)	698	274	101	173	853	104
Other(2)	2	(110)	2	(112)	(331)	5

Total Coal from Group production	9,906	4,317	801	3,516	9,674	760

Third party products	19	(1)	—	(1)	—	—

Total Coal	9,925	4,316	801	3,515	9,674	760	23	15

Adjustment for equity accounted investments(3)(4)	(804)	(249)	(134)	(115)	—	(105)	—	—

Total Coal statutory result	9,121	4,067	667	3,400	9,674	655	23	15

(1)	Newcastle Coal Infrastructure Group and Cerrejón are equity accounted investments and their financial information presented above with the exception of net operating assets reflects BHP Group’s share.
(2)	Predominantly comprises divisional activities and ceased operations.
(3)

Total Coal statutory result revenue excludes US$364 million (2019: US$698 million) revenue related to Cerrejón. Total Coal statutory result Underlying EBITDA includes US$112 million (2019: US$101 million) D&A and US$25 million (2019: US$70 million) net finance costs and taxation expense related to Cerrejón, that are also included in Underlying EBIT. Total Coal statutory result Capital expenditure excludes US$24 million (2019: US$104 million) related to Cerrejón.

(4)

Total Coal statutory result revenue excludes US$87 million (2019: US$106 million) revenue related to Newcastle Coal Infrastructure Group. Total Coal statutory result excludes US$61 million (2019: US$78 million) Underlying EBITDA, US$26 million (2019: US$33 million) D&A and US$35 million (2019: US$45 million) Underlying EBIT related to Newcastle Coal Infrastructure Group until future profits exceed accumulated losses. Total Coal Capital expenditure excludes US$1 million (2019: US$1 million) related to Newcastle Coal Infrastructure Group.

News release

Greenfield minerals exploration

Consistent with our exploration focus on future facing commodities, in June 2020 at the Oak Dam copper discovery in South Australia, we completed the third phase of the drilling program, bringing the total meters drilled to approximately 21,500 m. This follows encouraging results from the previous drilling phases, which confirmed high-grade mineralised intercepts of copper, with associated gold, uranium and silver. The results from the latest drilling phase are currently being analysed and an update is expected to be provided before the end of the 2020 calendar year.

We have also added to our early stage nickel optionality. In June 2020, BHP agreed to acquire the Honeymoon Well tenements and a 50 per cent interest in the Albion Downs North and Jericho exploration joint ventures. BHP is currently a 50 per cent shareholder in the Albion Downs North and Jericho Joint Ventures. The combined tenement package is located in the northern Goldfields region of Western Australia, approximately 50 km from our Mt Keith mine and 100 km from the Leinster concentrator. Completion of the agreement is subject to a number of conditions including government and third party approvals.

Group and unallocated items

The Underlying EBITDA loss for Group and unallocated items was broadly unchanged from the prior year at US$(669) million in the 2020 financial year. An increase in the closure and rehabilitation provision for closed mines and a decrease in Underlying EBITDA at Nickel West was offset by favourable impacts from a change in the accounting treatment of certain freight costs following the application of IFRS 16 Leases, exchange rate movements, as well as from non-recurring prior year charges related to self-insurance claims (Olympic Dam acid plant outage) and restructuring and redundancy costs (World Class Functions initiative).

Following the adoption of IFRS 16 Leases on 1 July 2019, certain freight costs previously included in Underlying EBITDA are charged to the income statement over the term of the lease as depreciation and interest expense.

Nickel West’s Underlying EBITDA decreased from US$102 million to a loss of US$(37) million for the 2020 financial year, reflecting lower volumes as a result of the major quadrennial maintenance shutdowns at both the refinery and the smelter, as well as costs associated with the transition and ramp up of new mines. This decrease was partially offset by higher prices, and favourable inventory and exchange rate movements.

Following a successful brownfield exploration program at Nickel West over a number of years, we have increased our estimated Ore Reserves (contained Nickel) by over 90 per cent up to 1,740 kt from financial years 2017 to 2020.

BHP Results for the year ended 30 June 2020

The Financial Information set out on pages 34 to 50 for the year ended 30 June 2020 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2019 financial statements contained within the Annual Report of the Group, with the exception of new accounting standards and interpretations which became effective from 1 July 2019. This news release including the financial information is unaudited. Variance analysis relates to the relative financial and/or production performance of BHP and/or its operations during the 2020 financial year compared with the 2019 financial year, unless otherwise noted. Operations includes operated and non-operated assets, unless otherwise noted. Medium term refers to our five year plan. Numbers presented may not add up precisely to the totals provided due to rounding.

The following abbreviations may have been used throughout this report: barrels (bbl); billion cubic feet (bcf); barrels of oil equivalent (boe); billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); grams per tonne (g/t); kilograms per tonne (kg/t); kilometre (km); metre (m); million barrels of oil equivalent (MMboe); million barrels of oil equivalent per day (MMboe/d); thousand cubic feet equivalent (Mcfe); million cubic feet per day (MMcf/d); million ounces per annum (Mozpa); million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); pounds (lb); thousand barrels of oil equivalent (Mboe); thousand ounces (koz); thousand ounces per annum (kozpa); thousand standard cubic feet (Mscf); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); and wet metric tonnes (wmt).

The following footnotes apply to this Results Announcement:

(i)

We use various alternative performance measures to reflect our underlying performance. For further information on the reconciliations of certain alternative performance measures to our statutory measures, reasons for usefulness and calculation methodology, please refer to alternative performance measures set out on pages 51 to 62.

(ii)	Copper equivalent production based on 2020 financial year average realised prices. Excludes production from Onshore US.

(iii)	Maintenance capital includes non-discretionary spend for the following purposes: deferred development and production stripping; risk reduction, compliance and asset integrity.

(iv)

There is also a positive feedback loop to steel demand from decarbonisation. For instance, the production of wind turbines and building pipelines for the transport of captured carbon are both highly steel-intensive activities.

(v)	Refer to BHP Operational Review for the quarter ended 30 September 2019 for details.

(vi)	Leases were awarded in blocks: GC124 and GC168.

(vii)	Leases were awarded in blocks: GB721, GB630, GB574, GB575, GB619, GB676, GB677, EB655, EB656, EB701, GB762, GB805, GB806, GB851, GB852, GB895, GB672, GB716 and GB760.

(viii)	Leases were awarded in blocks: GC80 and GC123.

(ix)	Leases were awarded in blocks: AC36, AC80 and AC81.

(x)	WGOM OBN 2018 Seismic Permit is OCS Permit T18-010.

Forward-looking statements

This release contains forward-looking statements, including statements regarding: trends in commodity prices and currency exchange rates; demand for commodities; production forecasts; plans, strategies and objectives of management; closure or divestment of certain assets, operations or facilities (including associated costs); anticipated production or construction commencement dates; capital costs and scheduling; operating costs and shortages of materials and skilled employees; anticipated productive lives of projects, mines and facilities; provisions and contingent liabilities; and tax and regulatory developments.

Forward-looking statements may be identified by the use of terminology, including, but not limited to, ‘intend’, ‘aim’, ‘project’, ‘anticipate’, ‘estimate’, ‘plan’, ‘believe’, ‘expect’, ‘may’, ‘should’, ‘will’, ‘would’, ‘continue’, ‘annualised’ or similar words. These statements discuss future expectations concerning the results of assets or financial conditions, or provide other forward-looking information.

These forward-looking statements are based on the information available as at the date of this release and are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this release. BHP cautions against reliance on any forward-looking statements or guidance, particularly in light of the current economic climate and the significant volatility, uncertainty and disruption arising in connection with COVID-19.

For example, our future revenues from our assets, projects or mines described in this release will be based, in part, upon the market price of the minerals, metals or petroleum produced, which may vary significantly from current levels. These variations, if materially adverse, may affect the timing or the feasibility of the development of a particular project, the expansion of certain facilities or mines, or the continuation of existing assets.

Other factors that may affect the actual construction or production commencement dates, costs or production output and anticipated lives of assets, mines or facilities include our ability to profitably produce and transport the minerals, petroleum and/or metals extracted to applicable markets; the impact of foreign currency exchange rates on the market prices of the minerals, petroleum or metals we produce; activities of government authorities in the countries where we sell our products and in the countries where we are exploring or developing projects, facilities or mines, including increases in taxes; changes in environmental and other regulations, the duration and severity of the COVID-19 pandemic and its impact on our business; political uncertainty; labour unrest; and other factors identified in the risk factors discussed in BHP’s filings with the U.S. Securities and Exchange Commission (the ‘SEC’) (including in Annual Reports on Form 20-F) which are available on the SEC’s website at www.sec.gov.

Except as required by applicable regulations or by law, BHP does not undertake to publicly update or review any forward-looking statements, whether as a result of new information or future events.

Past performance cannot be relied on as a guide to future performance.

No offer of securities

Nothing in this release should be construed as either an offer, or a solicitation of an offer, to buy or sell BHP securities in any jurisdiction, or be treated or relied upon as a recommendation or advice by BHP.

Reliance on third party information

The views expressed in this release contain information that has been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This release should not be relied upon as a recommendation or forecast by BHP.

No financial or investment advice – South Africa

BHP does not provide any financial or investment ‘advice’ as that term is defined in the South African Financial Advisory and Intermediary Services Act, 37 of 2002, and we strongly recommend that you seek professional advice.

News release

BHP and its subsidiaries

In this release, the terms ‘BHP’, the ‘Company, the ‘Group’, ‘BHP Group’, ‘our business’, ‘organisation’, ‘we’, ‘us’, ‘our’ and ourselves’ refer to BHP Group Limited, BHP Group plc and, except where the context otherwise requires, their respective subsidiaries as defined in note 28 ‘Subsidiaries’ in section 5.1 of BHP’s 30 June 2019 Annual Report and Form 20-F. Those terms do not include non-operated assets.

This release covers BHP’s assets (including those under exploration, projects in development or execution phases, sites and closed operations) that have been wholly owned and/or operated by BHP and that have been owned as a joint venture(1) operated by BHP (referred to in this release as ‘operated assets’ or ‘operations’) during the period from 1 July 2019 to 30 June 2020. Our functions are also included.

BHP also holds interests in assets that are owned as a joint venture but not operated by BHP (referred to in this release as ‘non-operated joint ventures’ or ‘non-operated assets’). Our non-operated assets include Antamina, Cerrejón, Samarco, Atlantis, Mad Dog, Bass Strait and North West Shelf. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise.

(1)

References in this release to a ‘joint venture’ are used for convenience to collectively describe assets that are not wholly owned by BHP. Such references are not intended to characterise the legal relationship between the owners of the asset.

BHP Results for the year ended 30 June 2020

Further information on BHP can be found at bhp.com

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Financial Information

Year ended

30 June 2020

BHP Results for the year ended 30 June 2020

The financial information included in this document for the year ended 30 June 2020 is unaudited and has been derived from the draft financial report of the Group for the year ended 30 June 2020. The financial information does not constitute the Group’s full statutory accounts for the year ended 30 June 2020, which will be approved by the Board, reported on by the auditors, and subsequently filed with the UK Registrar of Companies and the Australian Securities and Investments Commission.

The financial information set out on pages 34 to 50 for the year ended 30 June 2020 has been prepared on the basis of accounting policies and methods of computation consistent with those applied in the 30 June 2019 financial statements contained within the Annual Report of the Group, with the exception of the early adoption of amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments Disclosures’ in relation to Interest Rate Benchmark Reform and the following new accounting standards and interpretations which became effective from 1 July 2019:

•	IFRS 16/AASB 16 ‘Leases’; and

•	IFRIC 23 ‘Uncertainty over Income Tax Treatments’.

The comparative figures for the financial years ended 30 June 2019 and 30 June 2018 are not the statutory accounts of the Group for those financial years. Those accounts have been reported on by the company’s auditor (at the relevant time) and delivered to the Registrar of Companies. The reports of the auditor were (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the reports and (iii) did not contain a statement under Section 498(2) or (3) of the UK Companies Act 2006.

All amounts are expressed in US dollars unless otherwise noted. The Group’s presentation currency and the functional currency of the majority of its operations is US dollars as this is the principal currency of the economic environment in which it operates. Amounts in this financial information have, unless otherwise indicated, been rounded to the nearest million dollars.

The financial information has been prepared on a going concern basis. Where applicable, comparative periods have been adjusted to disclose them on the same basis as the current period figures.

Financial information

Consolidated Income Statement for the year ended 30 June 2020

	Notes	2020 US$M	2019 US$M	2018 US$M
Continuing operations
Revenue		42,931	44,288	43,129
Other income		777	393	247
Expenses excluding net finance costs		(28,775)	(28,022)	(27,527)
(Loss)/profit from equity accounted investments, related impairments and expenses	3	(512)	(546)	147

Profit from operations		14,421	16,113	15,996

Financial expenses		(1,262)	(1,510)	(1,567)
Financial income		351	446	322

Net finance costs	4	(911)	(1,064)	(1,245)

Profit before taxation		13,510	15,049	14,751

Income tax expense		(4,708)	(5,335)	(6,879)
Royalty-related taxation (net of income tax benefit)		(66)	(194)	(128)

Total taxation expense	5	(4,774)	(5,529)	(7,007)

Profit after taxation from Continuing operations		8,736	9,520	7,744

Discontinued operations
Loss after taxation from Discontinued operations		—	(335)	(2,921)

Profit after taxation from Continuing and Discontinued operations		8,736	9,185	4,823

Attributable to non-controlling interests		780	879	1,118
Attributable to BHP shareholders		7,956	8,306	3,705

Basic earnings per ordinary share (cents)	6	157.3	160.3	69.6
Diluted earnings per ordinary share (cents)	6	157.0	159.9	69.4
Basic earnings from Continuing operations per ordinary share (cents)	6	157.3	166.9	125.0
Diluted earnings from Continuing operations per ordinary share (cents)	6	157.0	166.5	124.6

The accompanying notes form part of this financial information.

Consolidated Statement of Comprehensive Income for the year ended 30 June 2020

	2020 US$M	2019 US$M	2018 US$M
Profit after taxation from Continuing and Discontinued operations	8,736	9,185	4,823
Other comprehensive income
Items that may be reclassified subsequently to the income statement:
Net valuation gains on investments taken to equity	—	—	11
Hedges:
(Losses)/gains taken to equity	(315)	(327)	82
Losses/(gains) transferred to the income statement	297	299	(215)
Exchange fluctuations on translation of foreign operations taken to equity	1	1	2
Exchange fluctuations on translation of foreign operations transferred to income statement	—	(6)	—
Tax recognised within other comprehensive income	5	8	36

Total items that may be reclassified subsequently to the income statement	(12)	(25)	(84)

Items that will not be reclassified to the income statement:
Re-measurement (losses)/gains on pension and medical schemes	(81)	(20)	1
Equity investments held at fair value	(2)	1	—
Tax recognised within other comprehensive income	26	19	(14)

Total items that will not be reclassified to the income statement	(57)	—	(13)

Total other comprehensive loss	(69)	(25)	(97)

Total comprehensive income	8,667	9,160	4,726

Attributable to non-controlling interests	769	878	1,118
Attributable to BHP shareholders	7,898	8,282	3,608

The accompanying notes form part of this financial information.

BHP Results for the year ended 30 June 2020

Consolidated Balance Sheet as at 30 June 2020

	2020 US$M	2019 US$M
ASSETS
Current assets
Cash and cash equivalents	13,426	15,613
Trade and other receivables	3,364	3,462
Other financial assets	84	87
Inventories	4,101	3,840
Current tax assets	366	124
Other	130	247

Total current assets	21,471	23,373

Non-current assets
Trade and other receivables	267	313
Other financial assets	2,522	1,303
Inventories	1,221	768
Property, plant and equipment	72,362	68,041
Intangible assets	624	675
Investments accounted for using the equity method	2,585	2,569
Deferred tax assets	3,688	3,764
Other	43	55

Total non-current assets	83,312	77,488

Total assets	104,783	100,861

LIABILITIES
Current liabilities
Trade and other payables	5,767	6,717
Interest bearing liabilities	5,012	1,661
Other financial liabilities	225	127
Current tax payable	913	1,546
Provisions	2,810	2,175
Deferred income	97	113

Total current liabilities	14,824	12,339

Non-current liabilities
Trade and other payables	1	5
Interest bearing liabilities	22,036	23,167
Other financial liabilities	1,414	896
Non-current tax payable	109	187
Deferred tax liabilities	2,758	3,234
Provisions	11,185	8,928
Deferred income	210	281

Total non-current liabilities	37,713	36,698

Total liabilities	52,537	49,037

Net assets	52,246	51,824

EQUITY
Share capital – BHP Group Limited	1,111	1,111
Share capital – BHP Group Plc	1,057	1,057
Treasury shares	(5)	(32)
Reserves	2,306	2,285
Retained earnings	43,467	42,819

Total equity attributable to BHP shareholders	47,936	47,240
Non-controlling interests	4,310	4,584

Total equity	52,246	51,824

The accompanying notes form part of this financial information.

Financial information

Consolidated Cash Flow Statement for the year ended 30 June 2020

	2020 US$M	2019 US$M	2018 US$M
Operating activities
Profit before taxation	13,510	15,049	14,751
Adjustments for:
Depreciation and amortisation expense	6,112	5,829	6,288
Impairments of property, plant and equipment, financial assets and intangibles	494	264	333
Net finance costs	911	1,064	1,245
Loss/(profit) from equity accounted investments, related impairments and expenses	512	546	(147)
Other	720	308	597
Changes in assets and liabilities:
Trade and other receivables	291	(211)	(662)
Inventories	(715)	298	(182)
Trade and other payables	(755)	406	719

Provisions and other assets and liabilities	1,188	(125)	7
Cash generated from operations	22,268	23,428	22,949
Dividends received	137	516	709
Interest received	385	443	290
Interest paid	(1,225)	(1,346)	(1,177)
Proceeds/(settlements) of cash management related instruments	85	296	(292)
Net income tax and royalty-related taxation refunded	48	59	17
Net income tax and royalty-related taxation paid	(5,992)	(5,999)	(4,935)

Net operating cash flows from Continuing operations	15,706	17,397	17,561

Net operating cash flows from Discontinued operations	—	474	900

Net operating cash flows	15,706	17,871	18,461

Investing activities
Purchases of property, plant and equipment	(6,900)	(6,250)	(4,979)
Exploration expenditure	(740)	(873)	(874)
Exploration expenditure expensed and included in operating cash flows	517	516	641
Net investment and funding of equity accounted investments	(618)	(630)	204
Proceeds from sale of assets	265	145	89
Other investing	(140)	(285)	(141)

Net investing cash flows from Continuing operations	(7,616)	(7,377)	(5,060)

Net investing cash flows from Discontinued operations	—	(443)	(861)

Proceeds from divestment of Onshore US, net of its cash	—	10,427	—

Net investing cash flows	(7,616)	2,607	(5,921)

Financing activities
Proceeds from interest bearing liabilities	514	250	528
(Settlements)/proceeds of debt related instruments	(157)	(160)	(218)
Repayment of interest bearing liabilities	(2,047)	(2,604)	(4,188)
Purchase of shares by Employee Share Ownership Plan (ESOP) Trusts	(143)	(188)	(171)
Share buy-back – BHP Group Limited	—	(5,220)	—
Dividends paid	(6,876)	(11,395)	(5,220)
Dividends paid to non-controlling interests	(1,043)	(1,198)	(1,582)

Net financing cash flows from Continuing operations	(9,752)	(20,515)	(10,851)

Net financing cash flows from Discontinued operations	—	(13)	(40)

Net financing cash flows	(9,752)	(20,528)	(10,891)

Net (decrease)/increase in cash and cash equivalents from Continuing operations	(1,662)	(10,495)	1,650
Net increase/(decrease) in cash and cash equivalents from Discontinued operations	—	18	(1)
Proceeds from divestment of Onshore US, net of its cash	—	10,427	—
Cash and cash equivalents, net of overdrafts, at the beginning of the financial year	15,593	15,813	14,108
Foreign currency exchange rate changes on cash and cash equivalents	(505)	(170)	56

Cash and cash equivalents, net of overdrafts, at the end of the financial year	13,426	15,593	15,813

The accompanying notes form part of this financial information.

BHP Results for the year ended 30 June 2020

Consolidated Statement of Changes in Equity for the year ended 30 June 2020

	Attributable to BHP shareholders
	Share capital		Treasury shares		Reserves	Retained earnings	Total equity
US$M	BHP Group Limited	BHP Group Plc	BHP Group Limited	BHP Group Plc			attributable to BHP shareholders	Non- controlling interests	Total equity
Balance as at 1 July 2019	1,111	1,057	(32)	—	2,285	42,819	47,240	4,584	51,824

Total comprehensive income	—	—	—	—	(12)	7,910	7,898	769	8,667

Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(139)	(4)	—	—	(143)	—	(143)
Employee share awards exercised net of employee contributions net of tax	—	—	166	4	(132)	(38)	—	—	—
Vested employee share awards that have lapsed, been cancelled or forfeited	—	—	—	—	(10)	10	—	—	—
Accrued employee entitlement for unexercised awards net of tax	—	—	—	—	175	—	175	—	175
Dividends	—	—	—	—	—	(7,234)	(7,234)	(1,043)	(8,277)

Balance as at 30 June 2020	1,111	1,057	(5)	—	2,306	43,467	47,936	4,310	52,246

Balance as at 1 July 2018	1,186	1,057	(5)	—	2,290	51,064	55,592	5,078	60,670
Impact of adopting IFRS 9	—	—	—	—	—	(7)	(7)	—	(7)
Balance as at 1 July 2018	1,186	1,057	(5)	—	2,290	51,057	55,585	5,078	60,663

Total comprehensive income	—	—	—	—	(24)	8,306	8,282	878	9,160

Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(182)	(6)	—	—	(188)	—	(188)
Employee share awards exercised net of employee contributions net of tax	—	—	155	6	(100)	(61)	—	—	—
Vested employee share awards that have lapsed, been cancelled or forfeited	—	—	—	—	(18)	18	—	—	—
Accrued employee entitlement for unexercised awards	—	—	—	—	138	—	138	—	138
Dividends	—	—	—	—	—	(11,302)	(11,302)	(1,205)	(12,507)
BHP Group Limited shares bought back and cancelled	(75)	—	—	—	—	(5,199)	(5,274)	—	(5,274)
Divestment of subsidiaries, operations and joint operations	—	—	—	—	—	—	—	(168)	(168)
Transfer to non-controlling interests	—	—	—	—	(1)	—	(1)	1	—

Balance as at 30 June 2019	1,111	1,057	(32)	—	2,285	42,819	47,240	4,584	51,824

Balance as at 1 July 2017	1,186	1,057	(2)	(1)	2,400	52,618	57,258	5,468	62,726

Total comprehensive income	—	—	—	—	(87)	3,695	3,608	1,118	4,726

Transactions with owners:
Purchase of shares by ESOP Trusts	—	—	(159)	(12)	—	—	(171)	—	(171)
Employee share awards exercised net of employee contributions net of tax	—	—	156	13	(139)	(30)	—	—	—
Vested employee share awards that have lapsed, been cancelled or forfeited	—	—	—	—	(2)	2	—	—	—
Accrued employee entitlement for unexercised awards	—	—	—	—	123	—	123	—	123
Distribution to non-controlling interests	—	—	—	—	—	—	—	(14)	(14)
Dividends	—	—	—	—	—	(5,221)	(5,221)	(1,499)	(6,720)
Transfer to non-controlling interests	—	—	—	—	(5)	—	(5)	5	—

Balance as at 30 June 2018	1,186	1,057	(5)	—	2,290	51,064	55,592	5,078	60,670

The accompanying notes form part of this financial information.

Financial information

Notes to the Financial Information

1.	Impact of new accounting standards

The impact of adopting IFRS 16/AASB 16 ‘Leases’ (IFRS 16) on the Group’s financial statements from 1 July 2019 is noted below. The adoption of other changes to IFRS applicable from 1 July 2019, including IFRIC 23 ‘Uncertainty over Income Tax Treatments’ did not have a significant impact on the Group’s financial statements.

The Group has also early-adopted amendments to IFRS 9 ‘Financial Instruments’ and IFRS 7 ‘Financial Instruments Disclosures’ in relation to Interest Rate Benchmark Reform. The amendments to IFRS 7 and IFRS 9 provide temporary relief from applying specific hedge accounting requirements to hedging arrangements directly impacted by reform of the LIBOR and other benchmark interest rates. The Group has early adopted the amendments resulting in no impact on the Group’s hedge accounting.

IFRS 16 Leases

IFRS 16 replaces IAS 17/AASB 117 ‘Leases’ (IAS 17) including associated interpretative guidance and covers the recognition, measurement, presentation and disclosures of leases in the financial statements of both lessees and lessors.

IFRS 16 became effective for the Group from 1 July 2019 and the Group elected to apply the modified retrospective transition approach, with no restatement of comparative financial information.

Adoption of IFRS 16 resulted in an increase in interest bearing liabilities of US$2.3 billion, right-of-use assets of US$2.2 billion and net adjustments to other assets and liabilities of US$0.1 billion at 1 July 2019. Detailed information on the transition impact including the elections made by the Group was provided in the Group’s Financial Report for the half year ended 31 December 2019 published on 18 February 2020. The weighted average incremental borrowing rate applied to the Group’s additional lease liabilities at 1 July 2019 was 2.1 per cent taking into account the currency, tenor and location of each lease.

The table below provides the movement during the period in the Group’s lease liabilities.

2020 US$M
Opening balance(1)	715
IFRS 16 transition	2,301
Additions	436
Remeasurements of index-linked freight contracts	733
Lease payments	(761)
Foreign exchange movement	(43)
Amortisation of discounting	90
Transfers and other movement	(28)

At the end of the period	3,443

Comprising:
Current liabilities	853
Non-current liabilities	2,590

(1)	Relates to existing finance leases at 1 July 2019.

The carrying value of the Group’s right-of-use assets at 30 June 2020 is US$3,047 million, of which US$689 million relates to land and buildings and US$2,358 million to plant and equipment, including US$1,293 million relating to freight contracts. The right-of-use assets are presented in the balance sheet within property, plant and equipment.

Amounts recorded in the income statement and cash flow statements for the year are detailed below:

	2020 US$M	Included within
Income statement
Depreciation of right-of-use assets	656	Profit from operations
Short term, low-value and variable lease costs	675	Profit from operations
Interest on lease liabilities	90	Financial expenses
Cash flow statement
Principal lease payments	671	Cash flows from financing activities
Lease interest payments	90	Cash flows from operating activities

BHP Results for the year ended 30 June 2020

2.	Exceptional items

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the financial statements. Such items included within the Group’s profit for the year are detailed below.

Year ended 30 June 2020	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(176)	—	(176)
Cancellation of power contracts	(778)	271	(507)
COVID-19 related costs	(183)	53	(130)
Cerro Colorado impairment	(409)	(83)	(492)

Total	(1,546)	241	(1,305)

Attributable to non-controlling interests	(291)	90	(201)
Attributable to BHP shareholders	(1,255)	151	(1,104)

Samarco Mineração SA (Samarco) dam failure

The exceptional loss of US$176 million related to the Samarco dam failure in November 2015 comprises the following:

Year ended 30 June 2020	US$M
Other income	489
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure	(64)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense	(95)
Samarco Germano dam decommissioning	46
Samarco dam failure provision	(459)
Net finance costs	(93)

Total(1)	(176)

(1)	Refer to note 8 Significant events – Samarco dam failure for further information.

Cancellation of power contracts

Reflects an onerous contract provision in relation to the cancellation of power contracts at the Group’s Escondida and Spence operations, as part of the shift towards 100 per cent renewable energy supply contracts.

COVID-19 related costs

COVID-19 can be considered a single protracted globally pervasive event with financial impacts expected over a number of reporting periods. The exceptional item reflects the directly attributable COVID-19 pandemic related additional costs for the Group for FY2020, including costs associated with the increased provision of health and hygiene services and the impacts of maintaining social distancing requirements.

Cerro Colorado impairment

The Group recognised an impairment charge of US$492 million (after tax) in relation to Cerro Colorado. This reflects the decision taken by the Group to reduce Cerro Colorado’s throughput for the remaining period of its current environmental licence, which expires at the end of the 2023 calendar year.

The exceptional items relating to the year ended 30 June 2019 and the year ended 30 June 2018 are detailed below.

Year ended 30 June 2019	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(1,060)	—	(1,060)
Global taxation matters	—	242	242

Total	(1,060)	242	(818)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(1,060)	242	(818)

Financial information

2.	Exceptional items (continued)

Year ended 30 June 2018	Gross US$M	Tax US$M	Net US$M
Exceptional items by category
Samarco dam failure	(650)	—	(650)
US tax reform	—	(2,320)	(2,320)

Total	(650)	(2,320)	(2,970)

Attributable to non-controlling interests	—	—	—
Attributable to BHP shareholders	(650)	(2,320)	(2,970)

3.	Interests in associates and joint venture entities

The Group’s major shareholdings in associates and joint venture entities, including their (loss)/profit, are listed below:

	Ownership interest at the Group’s reporting date			(Loss)/profit from equity accounted investments, related impairments and expenses
	2020%	2019%	2018%	2020 US$M	2019 US$M	2018 US$M
Share of operating profit/(loss) of equity accounted investments:
Cerrejón	33.33	33.33	33.33	(68)	103	192
Compañia Minera Antamina SA	33.75	33.75	33.75	212	394	544
Samarco Mineração SA(1)(2)	50.00	50.00	50.00	—	—	—
Other				(148)	(98)	(80)

Share of operating (loss)/profit of equity accounted investments				(4)	399	656

Samarco impairment expense(1)(2)				(95)	(96)	(80)

Samarco dam failure provision(1)				(459)	(586)	(429)

Samarco Germano dam decommissioning(1)				46	(263)	—

(Loss)/profit from equity accounted investments, related impairments and expenses				(512)	(546)	147

(1)	Refer to note 8 Significant events – Samarco dam failure for further information.
(2)

Following a change to IAS 28, the loss from working capital funding provided during the period will be disclosed as an impairment included within the Samarco impairment expense line item and not as an operating loss. Comparative periods have been restated to reflect the change.

4.	Net finance costs

	Year ended 30 June 2020 US$M	Year ended 30 June 2019 US$M	Year ended 30 June 2018 US$M
Financial expenses
Interest expense using the effective interest rate method:
Interest on bank loans, overdrafts and all other borrowings	1,099	1,296	1,168
Interest capitalised at 4.14% (2019: 4.96%; 2018: 4.24%)(1)	(308)	(248)	(139)
Interest on lease liabilities	90	47	59
Discounting on provisions and other liabilities	452	470	414
Other gains and losses:
Fair value change on hedged loans	721	729	(265)
Fair value change on hedging derivatives	(788)	(809)	329
Exchange variations on net debt	(18)	6	(19)
Other	14	19	20

Total financial expenses	1,262	1,510	1,567

Financial income
Interest income	(351)	(446)	(322)

Net finance costs	911	1,064	1,245

(1)

Interest has been capitalised at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalisation rate representing the average interest rate on such borrowings. Tax relief for capitalised interest is approximately US$92 million (2019: US$74 million; 2018: US$42 million).

BHP Results for the year ended 30 June 2020

5.	Income tax expense

	Year ended 30 June 2020 US$M	Year ended 30 June 2019 US$M	Year ended 30 June 2018 US$M
Total taxation expense comprises:
Current tax expense	5,109	5,408	5,052
Deferred tax (benefit)/expense	(335)	121	1,955

	4,774	5,529	7,007

	Year ended 30 June 2020 US$M	Year ended 30 June 2019 US$M	Year ended 30 June 2018 US$M
Factors affecting income tax expense for the year
Income tax expense differs to the standard rate of corporation tax as follows:
Profit before taxation	13,510	15,049	14,751

Tax on profit at Australian prima facie tax rate of 30 per cent	4,053	4,515	4,425

Impact of US tax reform
Tax rate changes	—	—	1,390
Non-tax effected operating losses and capital gains	—	—	834
Tax on remitted and unremitted foreign earnings(1)	—	—	194
Recognition of previously unrecognised tax assets	—	—	(95)
Other	—	—	(3)

Subtotal	—	—	2,320
Other items not related to US tax reform
Non-tax effected operating losses and capital gains	707	742	721
Tax on remitted and unremitted foreign earnings	225	283	401
Tax effect of (loss)/profit from equity accounted investments, related impairments and expenses(2)	154	164	(44)
Amounts under/(over) provided in prior years	64	(21)	(51)
Foreign exchange adjustments	20	(25)	(152)
Tax rate changes	(8)	6	(79)
Recognition of previously unrecognised tax assets	(30)	(10)	(170)
Investment and development allowance	(99)	(94)	(180)
Impact of tax rates applicable outside of Australia(3)	(167)	(312)	(484)
Other	(211)	87	172

Income tax expense	4,708	5,335	6,879

Royalty-related taxation (net of income tax benefit)	66	194	128

Total taxation expense	4,774	5,529	7,007

(1)	Comprising US$797 million repatriation tax net of US$603 million of previously unrecognised tax credits.
(2)	The (loss)/profit from equity accounted investments and related expenses is net of income tax. This item removes the prima facie tax effect on such (loss)/profit and related expenses.
(3)

All profits earned in Singapore by BHP’s Sales and Marketing organisation from the sale of our Australian commodities acquired from entities controlled by BHP Group Limited are subject to Australian ‘top up tax’ under the Controlled Foreign Company tax rules in the 2020 financial year. This reflects the change in ownership of the main Sales and Marketing entity, in accordance with the settlement agreement entered into with the Australian Taxation Office in the 2019 financial year to resolve a long-standing transfer pricing dispute.

Financial information

6.	Earnings per share

	Year ended 30 June 2020	Year ended 30 June 2019	Year ended 30 June 2018
Earnings attributable to BHP shareholders (US$M)
- Continuing operations	7,956	8,648	6,652
- Total	7,956	8,306	3,705
Weighted average number of shares (Million)
- Basic(1)	5,057	5,180	5,323
- Diluted(2)	5,069	5,193	5,337
Basic earnings per ordinary share (US cents)(3)
- Continuing operations	157.3	166.9	125.0
- Total	157.3	160.3	69.6
Diluted earnings per ordinary share (US cents)(3)
- Continuing operations	157.0	166.5	124.6
- Total	157.0	159.9	69.4

(1)

The calculation of the number of ordinary shares used in the computation of basic earnings per share is the aggregate of the weighted average number of ordinary shares of BHP Group Limited and BHP Group Plc outstanding during the period after deduction of the number of shares held by the Billiton Employee Share Ownership Trust and the BHP Billiton Limited Employee Equity Trust.

(2)

For the purposes of calculating diluted earnings per share, the effect of 12 million of dilutive shares has been taken into account for the year ended 30 June 2020 (2019: 13 million shares; 2018: 14 million shares). The Group’s only potential dilutive ordinary shares are share awards granted under employee share ownership plans. Diluted earnings per share calculation excludes instruments which are considered antidilutive. At 30 June 2020, there are no instruments which are considered antidilutive (2019: nil, 2018: nil).

(3)	Each American Depositary Share represents twice the earnings for BHP ordinary shares.

7.	Dividends

	Year ended 30 June 2020		Year ended 30 June 2019		Year ended 30 June 2018
	Per share US cents	Total US$M	Per share US cents	Total US$M	Per share US cents	Total US$M
Dividends paid during the period(1)
Prior year final dividend	78.0	3,946	63.0	3,356	43.0	2,291
Interim dividend	65.0	3,288	55.0	2,788	55.0	2,930
Special dividend	—	—	102.0	5,158	—	—

	143.0	7,234	220.0	11,302	98.0	5,221

(1)	5.5 per cent dividend on 50,000 preference shares of £1 each determined and paid annually (2019: 5.5 per cent; 2018: 5.5 per cent).

Dividends paid during the period differs from the amount of dividends paid in the Cash Flow Statement as a result of foreign exchange gains and losses relating to the timing of equity distributions between the record date and the payment date. An additional derivative settlement of US$322 million was made as part of the funding of the interim dividend and is disclosed in Proceeds/(settlements) of cash management related instruments in the Cash Flow Statement.

The Dual Listed Company merger terms require that ordinary shareholders of BHP Group Limited and BHP Group Plc are paid equal cash dividends on a per share basis. Each American Depositary Share (ADS) represents two ordinary shares of BHP Group Limited or BHP Group Plc. Dividends determined on each ADS represent twice the dividend determined on BHP ordinary shares.

Dividends are determined after period-end and contained within the announcement of the results for the period. Interim dividends are determined in February and paid in March. Final dividends are determined in August and paid in September. Dividends determined are not recorded as a liability at the end of the period to which they relate. Subsequent to the year-end, on 18 August 2020, BHP Group Limited and BHP Group Plc determined a final dividend of 55 US cents per share (US$2,782 million), which will be paid on 22 September 2020 (2019: final dividend of 78 US cents per share – US$3,946 million; 2018: final dividend of 63 US cents per share – US$3,356 million).

At 30 June 2020, BHP Group Limited had 2,946 million ordinary shares on issue and held by the public and BHP Group Plc had 2,112 million ordinary shares on issue and held by the public. No shares in BHP Group Limited were held by BHP Group Plc at 30 June 2020 (2019: nil; 2018: nil).

BHP Group Limited dividends for all periods presented are, or will be, fully franked based on a tax rate of 30 per cent.

	2020 US$M	2019 US$M	2018 US$M
Franking credits as at 30 June	10,980	8,681	10,400
Franking credits arising from the payment of current tax	471	1,194	1,330

Total franking credits available(1)	11,451	9,875	11,730

(1)	The payment of the final 2020 dividend determined after 30 June 2020 will reduce the franking account balance by US$694 million.

BHP Results for the year ended 30 June 2020

8.	Significant events – Samarco dam failure

On 5 November 2015, the Samarco Mineração S.A. (Samarco) iron ore operation in Minas Gerais, Brazil, experienced a tailings dam failure that resulted in a release of mine tailings, flooding the communities of Bento Rodrigues, Gesteira and Paracatu and impacting other communities downstream (the Samarco dam failure).

Samarco is jointly owned by BHP Billiton Brasil Ltda (BHP Brasil) and Vale S.A. (Vale). BHP Brasil’s 50 per cent interest is accounted for as an equity accounted joint venture investment. BHP Brasil does not separately recognise its share of the underlying assets and liabilities of Samarco, but instead records the investment as one line on the balance sheet. Each period, BHP Brasil recognises its 50 per cent share of Samarco’s profit or loss and adjusts the carrying value of the investment in Samarco accordingly. Such adjustment continues until the investment carrying value is reduced to US$ nil, with any additional share of Samarco losses only recognised to the extent that BHP Brasil has an obligation to fund the losses. After applying equity accounting, any remaining carrying value of the investment is tested for impairment.

Any charges relating to the Samarco dam failure incurred directly by BHP Brasil or other BHP entities are recognised 100 per cent in the Group’s results.

The financial impacts of the Samarco dam failure on the Group’s income statement, balance sheet and cash flow statement for the year ended 30 June 2020 are shown in the table below and have been treated as an exceptional item.

Financial impacts of Samarco dam failure	Year ended 30 June 2020 US$M	Year ended 30 June 2019 US$M	Year ended 30 June 2018 US$M
Income statement
Other income(1)	489	50	—
Expenses excluding net finance costs:
Costs incurred directly by BHP Brasil and other BHP entities in relation to the Samarco dam failure(2)	(64)	(57)	(57)
Loss from equity accounted investments, related impairments and expenses:
Samarco impairment expense(3)	(95)	(96)	(80)
Samarco Germano dam decommissioning(4)	46	(263)	—
Samarco dam failure provision(5)	(459)	(586)	(429)

Loss from operations	(83)	(952)	(566)
Net finance costs(6)	(93)	(108)	(84)

Loss before taxation	(176)	(1,060)	(650)
Income tax benefit	—	—	—

Loss after taxation	(176)	(1,060)	(650)

Balance sheet movement
Trade and other payables	(5)	4	4
Provisions	(137)	(629)	(228)

Net liabilities	(142)	(625)	(224)

Financial information

8.	Significant events – Samarco dam failure (continued)

	Year ended 30 June 2020 US$M	Year ended 30 June 2019 US$M	Year ended 30 June 2018 US$M
Cash flow statement
Loss before taxation	(176)	(1,060)	(650)
Adjustments for:
Samarco impairment expense(3)	95	96	80
Samarco Germano dam decommissioning(4)	(46)	263	—
Samarco dam failure provision(5)	459	586	429
Net finance costs(6)	93	108	84
Changes in assets and liabilities:
Trade and other payables	5	(4)	(4)

Net operating cash flows	430	(11)	(61)

Net investment and funding of equity accounted investments(7)	(464)	(424)	(365)

Net investing cash flows	(464)	(424)	(365)

Net decrease in cash and cash equivalents	(34)	(435)	(426)

(1)	Proceeds from insurance settlements.
(2)	Includes legal and advisor costs incurred.
(3)

Following a change to IAS 28 the loss from working capital funding provided during the period will now be disclosed as an impairment included within the Samarco impairment expense line item and not as operating loss. Comparative periods have been restated to reflect the change.

(4)	US$37 million change in estimate and US$(83) million exchange translation.
(5)	US$916 million change in estimate and US$(457) million exchange translation.
(6)	Amortisation of discounting of provision.
(7)

Includes US$(95) million funding provided during the period, US$(365) million utilisation of the Samarco dam failure provision, and US$(4) million utilisation of the Samarco Germano decommissioning provision.

Equity accounted investment in Samarco

BHP Brasil’s investment in Samarco remains at US$ nil. BHP Brasil provided US$95 million funding under a working capital facility during the period and recognised impairment losses of US$95 million. No dividends have been received by BHP Brasil from Samarco during the period and Samarco currently does not have profits available for distribution.

Provisions related to the Samarco dam failure

	30 June 2020 US$M	30 June 2019 US$M
At the beginning of the financial year	1,914	1,285
Movement in provisions	137	629
Comprising:
Utilised	(369)	(328)
Adjustments charged to the income statement:
Change in estimate - Samarco dam failure provision	916	579
Change in estimate - Samarco Germano dam decommissioning	37	263
Amortisation of discounting impacting net finance costs	93	108
Exchange translation	(540)	7

At the end of the financial year	2,051	1,914

Comprising:
Current	896	440
Non-current	1,155	1,474

At the end of the financial year	2,051	1,914

BHP Results for the year ended 30 June 2020

8.	Significant events – Samarco dam failure (continued)

Samarco dam failure provisions and contingencies

As at 30 June 2020, BHP Brasil has identified provisions and contingent liabilities arising as a consequence of the Samarco dam failure as follows:

Provision for Samarco dam failure

On 2 March 2016, BHP Brasil, Samarco and Vale, entered into a Framework Agreement with the Federal Government of Brazil, the states of Espírito Santo and Minas Gerais and certain other public authorities to establish a foundation (Fundação Renova) that will develop and execute environmental and socio-economic programs (Programs) to remediate and provide compensation for damage caused by the Samarco dam failure. Key Programs include those for financial assistance and compensation of impacted persons, including fisherfolk impacted by the dam failure, and those for remediation of impacted areas and resettlement of impacted communities. A committee (Interfederative Committee) comprising representatives from the Brazilian Federal and State Governments, local municipalities, environmental agencies, impacted communities and Public Defence Office oversees the activities of the Fundação Renova in order to monitor, guide and assess the progress of actions agreed in the Framework Agreement. In addition, the 12th Federal Court is supervising the work of the Fundação Renova and in July 2020 made decisions relating to financial compensation for impacted persons in two municipalities. Further decisions are anticipated in FY2021.

The term of the Framework Agreement is 15 years, renewable for periods of one year successively until all obligations under the Framework Agreement have been performed. Under the Framework Agreement, Samarco is responsible for funding Fundação Renova’s annual calendar year budget for the duration of the Framework Agreement. The funding amounts for each calendar year will be dependent on the remediation and compensation projects to be undertaken in a particular year. Annual contributions may be reviewed under the Framework Agreement. To the extent that Samarco does not meet its funding obligations, each of BHP Brasil and Vale has funding obligations under the Framework Agreement in proportion to its 50 per cent shareholding in Samarco.

Samarco is currently progressing plans to resume operations, however significant uncertainties surrounding the nature and extent of future operations remain. In light of these uncertainties and based on currently available information, BHP Brasil’s provision for its obligations under the Framework Agreement Programs is US$1.8 billion before tax and after discounting at 30 June 2020 (30 June 2019: US$1.7 billion).

Under a Governance Agreement ratified on 8 August 2018, BHP Brasil, Samarco and Vale were to establish a process to renegotiate the Programs over two years to progress settlement of the R$155 billion (approximately US$28 billion) Federal Public Prosecution Office claim (described below). The renegotiation process remains outstanding as certain pre-requisites established in the Governance Agreement are yet to be implemented. However the renegotiation may be extended for a further two years by mutual consent of the parties.

BHP Brasil, Samarco and Vale maintain security comprising R$1.3 billion (approximately US$240 million) in insurance bonds and a charge of R$800 million (approximately US$145 million) over Samarco’s assets. A further R$100 million (approximately US$20 million) in liquid assets previously maintained as security has been released for COVID-19 related response efforts in Brazil. The security is maintained for a period of 30 months from ratification of the Governance Agreement, after which BHP Brasil, Vale and Samarco will be required to provide security of an amount equal to the Fundação Renova’s annual budget up to a limit of R$2.2 billion (approximately US$400 million).

Samarco Germano dam decommissioning

Samarco is currently progressing plans for the accelerated decommissioning of its upstream tailings dams (the Germano dam complex). Given the significant uncertainties surrounding the nature and extent of Samarco’s future operations and related cash flows BHP Brasil recognises a provision of US$227 million (30 June 2019: US$263 million) for a 50 per cent share of the remaining expected Germano decommissioning cost. The decommissioning is at an early stage and as a result, further engineering work and required validation by Brazilian authorities could lead to changes to estimates in future reporting periods.

Financial information

8.	Significant events – Samarco dam failure (continued)

Key judgements and estimates

Judgements

The outcomes of litigation are inherently difficult to predict and significant judgement has been applied in assessing the likely outcome of legal claims and determining which legal claims require recognition of a provision or disclosure of a contingent liability. The facts and circumstances relating to these cases are regularly evaluated in determining whether a provision for any specific claim is required.

Management have determined that a provision can only be recognised for obligations under the Framework Agreement and Samarco Germano dam decommissioning as at 30 June 2020. It is not yet possible to provide a range of possible outcomes or a reliable estimate of potential future exposures to BHP in connection to the contingent liabilities noted below, given their status.

Estimates

The provisions for Samarco dam failure and Samarco Germano dam decommissioning currently reflect the estimated remaining costs to complete Programs under the Framework Agreement and estimated costs to complete the Germano dam decommissioning and require the use of significant judgements, estimates and assumptions. Based on current estimates, it is expected that approximately 75 per cent of remaining costs for Programs under the Framework Agreement will be incurred by December 2021.

While the provisions have been measured based on information available as at 30 June 2020, likely changes in facts and circumstances in future reporting periods may lead to revisions to these estimates. However, it is currently not possible to determine what facts and circumstances may change, therefore the possible revisions in future reporting periods cannot be reliably measured.

The key estimates that may have a material impact upon the provisions in the next and future reporting periods include:

•	timing of repealing the fishing ban along the Rio Doce, which is subject to certain regulatory approvals and could impact upon the duration of financial assistance and compensation payments;

•

number of people eligible for financial assistance and compensation, as duration of registration periods and changes to geographical boundaries or eligibility criteria could impact estimated future costs;

•	costs to complete resettlement of the Bento Rodrigues, Gesteira and Paracatu communities.

The provisions may also be affected by factors including but not limited to:

•	resolution of existing and potential legal claims;

•

potential changes in scope of work and funding amounts required under the Framework Agreement including the impact of the decisions of the Interfederative Committee along with further technical analysis, community participation required under the Governance Agreement and rulings made by the 12th Federal Court;

•	the outcome of ongoing negotiations with State and Federal Prosecutors, including review of Fundação Renova’s Programs as provided in the Governance Agreement;

•	actual costs incurred;

•	resolution of uncertainty in respect of the nature and extent of Samarco’s future operations;

•	costs to complete the Germano dam decommissioning;

•	updates to discount and foreign exchange rates.

Given these factors, future actual expenditures may differ from the amounts currently provided and changes to key assumptions and estimates could result in a material impact to the provision in the next and future reporting periods.

BHP Results for the year ended 30 June 2020

8.	Significant events – Samarco dam failure (continued)

Contingent liabilities

The following matters are disclosed as contingent liabilities and given the status of proceedings it is not possible to provide a range of possible outcomes or a reliable estimate of potential future exposures for BHP, unless otherwise stated. Ultimately, all the legal matters disclosed as contingent liabilities could have a material adverse impact on BHP’s business, competitive position, cash flows, prospects, liquidity and shareholder returns.

Federal Public Prosecution Office claim

BHP Brasil is among the defendants named in a claim brought by the Federal Public Prosecution Office on 3 May 2016, seeking R$155 billion (approximately US$28 billion) for reparation, compensation and moral damages in relation to the Samarco dam failure.

The 12th Federal Court previously suspended the Federal Public Prosecution Office claim, including a R$7.7 billion (approximately US$1.4 billion) injunction request. Despite suspension of the claim being for a period of two years from the date of ratification of the Governance Agreement on 8 August 2018, the claim has not been resumed and the parties may negotiate a further extension.

United States class action complaint – Samarco bond holders

On 14 November 2016, a putative class action complaint (Bondholder Complaint) was filed in the U.S. District Court for the Southern District of New York on behalf of purchasers of Samarco’s ten-year bond notes due 2022-2024 between 31 October 2012 and 30 November 2015. The Bondholder Complaint was initially filed against Samarco and the former chief executive officer of Samarco.

The Bondholder Complaint was subsequently amended to include BHP Group Limited, BHP Group Plc, BHP Brasil, Vale S.A. and officers of Samarco, including four of Vale S.A. and BHP Brasil’s nominees to the Samarco Board. On 5 April 2017, the plaintiff discontinued its claims against the individual defendants.

The complaint, along with a second amended complaint, has previously been dismissed by the Court. The Plaintiff filed a motion for reconsideration, or leave to file a third amended complaint, which was denied by the Court on 30 October 2019. The plaintiff has appealed this decision and the appeal remains pending before the Court.

The amount of damages sought by the putative class is unspecified.

Australian class action complaints

BHP Group Ltd is named as a defendant in a shareholder class action filed in the Federal Court of Australia on behalf of persons who acquired shares in BHP Group Ltd on the Australian Securities Exchange or shares in BHP Group Plc on the London Stock Exchange and Johannesburg Stock Exchange in periods prior to the Samarco dam failure. The amount of damages sought is unspecified.

United Kingdom group action complaint

BHP Group Plc and BHP Group Ltd are named as defendants in group action claims for damages that have been filed in the courts of England. These claims have been filed on behalf of certain individuals, governments, businesses and communities in Brazil allegedly impacted by the Samarco dam failure. The amount of damages sought in these claims is unspecified.

The court heard a preliminary application filed by BHP to strike out or stay this action on jurisdictional and other procedural grounds in July 2020. The court has not yet issued its judgement on this application.

Criminal charges

The Federal Prosecutors’ Office has filed criminal charges against BHP Brasil, Samarco and Vale and certain employees and former employees of BHP Brasil (Affected Individuals) in the Federal Court of Ponte Nova, Minas Gerais. On 3 March 2017, BHP Brasil filed its preliminary defences. The Federal Court terminated the charges against eight of the Affected Individuals. The Federal Prosecutors’ Office has appealed seven of those decisions. BHP Brasil rejects outright the charges against the company and the Affected Individuals and will defend the charges and fully support each of the Affected Individuals in their defence of the charges.

Financial information

8.	Significant events – Samarco dam failure (continued)

Other claims

The civil public actions filed by State Prosecutors in Minas Gerais (claiming damages of approximately R$7.5 billion, US$1.4 billion), State Prosecutors in Espírito Santo (claiming damages of approximately R$2 billion, US$365 million), and public defenders in Minas Gerais (claiming damages of approximately R$10 billion, US$1.8 billion), have been consolidated before the 12th Federal Court and suspended. The Governance Agreement provides for a process to review whether these civil public claims should be terminated or suspended.

BHP Brasil is among the companies named as defendants in a number of legal proceedings initiated by individuals, non-governmental organisations, corporations and governmental entities in Brazilian Federal and State courts following the Samarco dam failure. The other defendants include Vale, Samarco and Fundação Renova. The lawsuits include claims for compensation, environmental rehabilitation and violations of Brazilian environmental and other laws, among other matters. The lawsuits seek various remedies including rehabilitation costs, compensation to injured individuals and families of the deceased, recovery of personal and property losses, moral damages and injunctive relief. In addition, government inquiries and investigations relating to the Samarco dam failure have been commenced by numerous agencies of the Brazilian government and are ongoing.

Additional lawsuits and government investigations relating to the Samarco dam failure could be brought against BHP Brasil and possibly other BHP entities in Brazil or other jurisdictions.

BHP insurance

BHP has various third party liability insurances for claims related to the Samarco dam failure made directly against BHP Brasil or other BHP entities, their directors and officers, including class actions. External insurers have been notified of the Samarco dam failure, the third party claims and the class actions referred to above.

In the year ended 30 June 2020, BHP recognised income of US$489 million relating to proceeds from insurance settlements. As at 30 June 2020, an insurance receivable has not been recognised for any potential recoveries in respect of ongoing matters.

Commitments

Under the terms of the Samarco joint venture agreement, BHP Brasil does not have an existing obligation to fund Samarco.

In November 2019, BHP approved US$44 million for BHP Brasil’s share of funding for work related to the restart of Samarco’s operations. In December 2019, a further short-term facility of up to US$212 million was made available to carry out remediation and stabilisation work and support Samarco’s care and maintenance and operational restart. In the six months to 30 June 2020, US$68 million of the total amount approved has been provided to Samarco. Further funds will be released to Samarco only as required and subject to the achievement of key milestones with amounts undrawn expiring at 31 December 2020.

Any additional requests for funding or future investment provided would be subject to a future decision by BHP, accounted for at that time.

9.	Subsequent events

Other than the matters outlined elsewhere in this financial information, no matters or circumstances have arisen since the end of the financial year that have significantly affected, or may significantly affect, the operations, results of operations or state of affairs of the Group in subsequent accounting periods.

BHP

BHP

Alternative performance

measures

Year ended

30 June 2020

Alternative performance measures

Alternative performance measures

We use various alternative performance measures (APMs) to reflect our underlying financial performance.

These APMs are not defined or specified under the requirements of IFRS, but are derived from the Group’s draft consolidated financial statements for the year ended 30 June 2020 prepared in accordance with IFRS. The APMs and below reconciliations included in this document for the year ended 30 June 2020 and comparative periods are unaudited. The APMs are consistent with how management review financial performance of the Group with the Board and the investment community.

We consider Underlying attributable profit to be a key measure that allows for the comparability of underlying financial performance by excluding the impacts of exceptional items, and is a performance indicator against which short-term incentive outcomes for our senior executives are measured. It is also the basis on which our dividend payout ratio policy is applied.

Underlying EBITDA is a key APM that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources. In the Group’s view, this is a relevant measure for capital intensive industries with long-life assets. Underlying EBITDA and Underlying EBIT are included in the Group’s draft consolidated financial statements, as required by IFRS 8 ‘Operating Segments’.

The “Definition and calculation of alternative performance measures” section outlines why we believe the APMs are useful and the calculation methodology. We believe these APMs provide useful information, but they should not be considered as an indication of, or as a substitute for, statutory measures as an indicator of actual operating performance (such as profit or net operating cash flow) or any other measure of financial performance or position presented in accordance with IFRS, or as a measure of a company’s profitability, liquidity or financial position.

The following tables provide reconciliations between the APMs and their nearest respective IFRS measure.

Exceptional items

To improve the comparability of underlying financial performance between reporting periods some of our APMs adjust the relevant IFRS measures for exceptional items. Refer to the Group’s 30 June 2020 Financial Information for further information on exceptional items.

Exceptional items are those gains or losses where their nature, including the expected frequency of the events giving rise to them, and impact is considered material to the Group’s consolidated financial statements. The exceptional items included within the Group’s profit from Continuing and Discontinued operations for the period are detailed below.

	2020	2019
Year ended 30 June	US$M	US$M
Continuing operations
Revenue	—	—
Other income	489	50
Expenses excluding net finance costs, depreciation, amortisation and impairments	(1,025)	(57)
Depreciation and amortisation	—	—
Net impairments	(409)	—
(Loss)/profit from equity accounted investments, related impairments and expenses	(508)	(945)

Profit/(loss) from operations	(1,453)	(952)

Financial expenses	(93)	(108)
Financial income	—	—

Net finance costs	(93)	(108)

Profit/(loss) before taxation	(1,546)	(1,060)

Income tax benefit	241	242
Royalty-related taxation (net of income tax benefit)	—	—

Total taxation benefit/(expense)	241	242

Profit/(loss) after taxation from Continuing operations	(1,305)	(818)

Discontinued operations
Profit/(loss) after taxation from Discontinued operations	—	—

Profit/(loss) after taxation from Continuing and Discontinued operations	(1,305)	(818)

Total exceptional items attributable to non-controlling interests	(201)	—
Total exceptional items attributable to BHP shareholders	(1,104)	(818)

Exceptional items attributable to BHP shareholders per share (US cents)	(21.9)	(15.8)

Weighted basic average number of shares (Million)	5,057	5,180

BHP Results for the year ended 30 June 2020

APMs derived from Consolidated Income Statement

Underlying attributable profit

	2020	2019
Year ended 30 June	US$M	US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	7,956	8,306
Total exceptional items attributable to BHP shareholders(1)	1,104	818

Underlying attributable profit	9,060	9,124

(1)	Refer to Exceptional items for further information.

Underlying attributable profit – Continuing operations

	2020	2019
Year ended 30 June	US$M	US$M
Profit after taxation from Continuing and Discontinued operations attributable to BHP shareholders	7,956	8,306
Loss attributable to members of BHP for Discontinued operations	—	342
Total exceptional items attributable to BHP shareholders(1)	1,104	818

Underlying attributable profit – continuing operations	9,060	9,466

(1)	Refer to Exceptional items for further information.

Underlying basic earnings per share

	2020	2019
Year ended 30 June	US cents	US cents
Basic earnings per ordinary share	157.3	160.3
Exceptional items attributable to BHP shareholders per share(1)	21.9	15.8

Underlying basic earnings per ordinary share	179.2	176.1

(1)	Refer to Exceptional items for further information.

Underlying EBITDA

	2020	2019
Year ended 30 June	US$M	US$M
Profit from operations	14,421	16,113
Exceptional items included in profit from operations(1)	1,453	952

Underlying EBIT	15,874	17,065

Depreciation and amortisation expense	6,112	5,829
Net impairments	494	264
Exceptional item included in Depreciation, amortisation and impairments(1)	(409)	—

Underlying EBITDA	22,071	23,158

(1)	Refer to Exceptional items for further information.

Alternative performance measures

Underlying EBITDA margin

Year ended 30 June 2020 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(1)	Total Group
Revenue – Group production	4,031	9,577	20,782	6,242	1,128	41,760
Revenue – Third party products	39	1,089	15	—	28	1,171

Revenue	4,070	10,666	20,797	6,242	1,156	42,931

Underlying EBITDA – Group production	2,209	4,306	14,561	1,632	(669)	22,039
Underlying EBITDA – Third party products	(2)	41	(7)	—	—	32

Underlying EBITDA(2)	2,207	4,347	14,554	1,632	(669)	22,071

Segment contribution to the Group’s Underlying EBITDA(3)	10%	19%	64%	7%		100%
Underlying EBITDA margin(4)	55%	45%	70%	26%		53%

Year ended 30 June 2019 US$M (Restated)	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(1)	Total Group
Revenue – Group production	5,920	9,729	17,223	9,102	1,116	43,090
Revenue – Third party products	10	1,109	32	19	28	1,198

Revenue	5,930	10,838	17,255	9,121	1,144	44,288

Underlying EBITDA – Group production	4,061	4,434	11,115	4,068	(649)	23,029
Underlying EBITDA – Third party products	—	116	14	(1)	—	129

Underlying EBITDA(2)	4,061	4,550	11,129	4,067	(649)	23,158

Segment contribution to the Group’s Underlying EBITDA(3)	17%	19%	47%	17%		100%
Underlying EBITDA margin(4)	69%	46%	65%	45%		53%

(1)

Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West and legacy assets (previously disclosed as closed mines in the Petroleum reportable segment), and consolidation adjustments. Comparative information for the year ended 30 June 2019 have been restated to reflect the inclusion of legacy assets in Group and unallocated items.

(2)	Refer to Underlying EBITDA for further information.
(3)	Percentage contribution to Group Underlying EBITDA, excluding Group and unallocated items.
(4)	Underlying EBITDA margin excludes Third party products.

APMs derived from Consolidated Cash Flow Statement

Capital and exploration expenditure

	2020	2019
Year ended 30 June	US$M	US$M
Capital expenditure (purchases of property, plant and equipment)	6,900	6,250
Add: Exploration expenditure	740	873

Capital and exploration expenditure (cash basis) – Continuing operations	7,640	7,123

Capital and exploration expenditure – Discontinued operations	—	443

Capital and exploration expenditure (cash basis) – Total operations	7,640	7,566

Free cash flow

	2020	2019
Year ended 30 June	US$M	US$M
Net operating cash flows	15,706	17,871
Net investing cash flows	(7,616)	2,607

Free cash flow	8,090	20,478

Free cash flow – Continuing operations

	2020	2019
Year ended 30 June	US$M	US$M
Net operating cash flows from Continuing operations	15,706	17,397
Net investing cash flows from Continuing operations	(7,616)	(7,377)

Free cash flow – Continuing operations	8,090	10,020

BHP Results for the year ended 30 June 2020

APMs derived from Consolidated Balance Sheet

With effect from 1 July 2019, the net debt definition includes the fair value of derivative financial instruments used to hedge cash and borrowings.

Management believes this amendment is useful because it reflects the Group’s risk management strategy of reducing the volatility of net debt caused by fluctuations in foreign exchange and interest rates.

Net debt-related derivative financial instruments are a subset of the other financial assets and liabilities represented on the Consolidated Balance Sheet. Prior period comparatives have been restated to reflect the change in net debt calculation.

As a result of the adoption of IFRS 16 ‘Leases’ from 1 July 2019, the current period ‘Total Interest bearing liabilities’ includes all leases under the new definition. The Group elected to apply the modified retrospective transition approach, with no restatement of comparative periods. Refer to ‘Note 1 – Impact of new accounting standards’ in the Financial Information.

Vessel lease contracts that are priced with reference to a freight index, which did not meet the definition of a lease under IAS 17, now meet the definition of a lease under IFRS 16. These contracts are required to be remeasured at each reporting date to the prevailing freight index. While these liabilities are included in the Group interest bearing liabilities, they are excluded from the net debt calculation as they do not align with how the Group assesses net debt for decision making in relation to the capital allocation framework. In addition, the freight index has historically been volatile which creates significant short-term fluctuation in these liabilities. As of 1 January 2020, the Group now excludes these liabilities from its net debt calculation.

Net debt and gearing ratio

Year ended 30 June	2020 US$M	2019 US$M Restated	2018 US$M Restated
Interest bearing liabilities – Current	5,012	1,661	2,736
Interest bearing liabilities – Non current	22,036	23,167	24,069

Total interest bearing liabilities	27,048	24,828	26,805

Comprising:
Borrowing	23,605	24,113	26,003
Lease liabilities(1)	3,443	715	802

Less: Lease liability associated with index-linked freight contracts	1,160	—	—

Less: Cash and cash equivalents	13,426	15,613	15,871

Less: Net debt management related instruments(2)	433	(204)	(805)
Less: Net cash management related instruments(3)	(15)	(27)	134

Less: total derivatives included in net debt	418	(231)	(671)

Net debt	12,044	9,446	11,605

Net assets	52,246	51,824	60,670

Gearing	18.7%	15.4%	16.1%

(1)	Reflects the impact of IFRS 16. Refer to ‘Note 1 – Impact of new accounting standards’ in the Financial Information.
(2)	Represents the net cross currency and interest rate swaps included within current and non-current other financial assets and liabilities.
(3)	Represents the net forward exchange contracts included within current and non-current other financial assets and liabilities.
(4)	31 December 2019 Net Debt has been restated to US$12.7 billion from US$12.8 billion in line with the updated Net Debt definition which excludes the impacts of vessel lease contracts.

Net debt waterfall

Year ended 30 June	2020 US$M	2019 US$M Restated
Net debt at the beginning of the period	(9,446)	(11,605)

Net operating cash flows	15,706	17,871
Net investing cash flows	(7,616)	2,607
Net financing cash flows	(9,752)	(20,528)

Net decrease in cash and cash equivalents from Continuing and Discontinued operations	(1,662)	(50)

Carrying value of interest bearing liability repayments	1,533	2,351

Carrying value of debt related instruments repayments	157	160

Carrying value of cash management related instruments proceeds	(451)	(427)

Fair value adjustment on debt (including debt related instruments)	88	44
Foreign exchange impacts on cash (including cash management related instruments)	(26)	94
IFRS16 leases taken on at 1 July	(1,778)	—
Lease additions	(363)	—
Other	(96)	(13)

Non-cash movements	(2,175)	125

Net debt at the end of the period(1)	(12,044)	(9,446)

(1)	Includes US$1,633 million of additional leases due to the implementation of IFRS 16.

Alternative performance measures

Net operating assets

Year ended 30 June	2020 US$M	2019 US$M
Net assets	52,246	51,824

Less: Non-operating assets
Cash and cash equivalents	(13,426)	(15,613)
Trade and other receivables(1)	(194)	(222)
Other financial assets(2)	(2,425)	(1,188)
Current tax assets	(366)	(124)
Deferred tax assets	(3,688)	(3,764)

Add: Non-operating liabilities
Trade and other payables(3)	310	328
Interest bearing liabilities	27,048	24,828
Other financial liabilities(4)	1,618	1,020
Current tax payable	913	1,546
Non-current tax payable	109	187
Deferred tax liabilities	2,758	3,234

Net operating assets	64,903	62,056

(1)	Represents loans to associates, external finance receivable and accrued interest receivable included within other receivables.
(2)	Represents cross currency and interest rate swaps, forward exchange contracts and investment in shares and other investments.
(3)	Represents accrued interest payable included within other payables.
(4)	Represents cross currency and interest rate swaps and forward exchange contracts.

BHP Results for the year ended 30 June 2020

Other APMs

Principal factors that affect Revenue, Profit from operations and Underlying EBITDA

The following table describes the impact of the principal factors that affected Revenue, Profit from operations and Underlying EBITDA for the year ended June 2020 and relates them back to our Consolidated Income Statement.

With effect from 1 July 2019, the Change in volumes variance calculation has been changed to reference prior year price less variable unit cost instead of prior year Underlying EBITDA margin. This change to the Change in volumes variance calculation is offset in the Operating cash costs variance calculation. Management believes this amendment is useful because the entire impact of a Change in volumes will be reflected in one category instead of separately reporting the related fixed cost dilution impacts in the Operating cash costs category. Prior periods have not been restated for this change.

	Revenue US$M	Total expenses, Other income and (Loss)/profit from equity accounted investments US$M	Profit from operations US$M	Depreciation, amortisation and impairments and Exceptional Items US$M	Underlying EBITDA US$M
Year ended 30 June 2019
Revenue	44,288
Other income		393
Expenses excluding net finance costs		(28,022)
(Loss)/profit from equity accounted investments, related impairments and expenses
		(546)

Total other income, expenses excluding net finance costs and (Loss)/profit from equity accounted investments, related impairments and expenses		(28,175)

Profit from operations			16,113
Depreciation, amortisation and impairments				6,093
Exceptional items				952

Underlying EBITDA					23,158

Change in sales prices	(1,038)	(54)	(1,092)	—	(1,092)
Price-linked costs	—	(12)	(12)	—	(12)

Net price impact	(1,038)	(66)	(1,104)	—	(1,104)

Change in volumes	(378)	(34)	(412)	—	(412)

Operating cash costs	—	223	223	—	223
Exploration and business development	—	(115)	(115)	—	(115)

Change in controllable cash costs	—	108	108	—	108

Exchange rates	(66)	1,020	954	—	954
Inflation on costs	—	(298)	(298)	—	(298)
Fuel and energy	—	77	77	—	77
Non-cash	—	(460)	(460)	—	(460)
One-off items	189	95	284	—	284

Change in other costs	123	434	557	—	557

Asset sales	—	1	1	—	1
Ceased and sold operations	(90)	(328)	(418)	—	(418)
Other	26	155	181	—	181

Depreciation, amortisation and impairments	—	(104)	(104)	104	—
Exceptional items	—	(501)	(501)	501	—

Year ended 30 June 2020
Revenue	42,931
Other income		777
Expenses excluding net finance costs		(28,775)
(Loss)/profit from equity accounted investments, related impairments and expenses		(512)

Total other income, expenses excluding net finance costs and (Loss)/profit from equity accounted investments, related impairments and expenses		(28,510)

Profit from operations			14,421
Depreciation, amortisation and impairments				6,606
Exceptional item included in Depreciation, amortisation and impairments				(409)
Exceptional items				1,453

Underlying EBITDA					22,071

Alternative performance measures

Underlying return on capital employed (ROCE)

Year ended 30 June	2020 US$M	2019 US$M Restated
Profit after taxation from Continuing and Discontinued operations	8,736	9,185
Exceptional items(1)	1,305	818

Subtotal	10,041	10,003
Adjusted for:
Net finance costs	911	1,072
Exceptional items included within net finance costs(1)	(93)	(108)
Income tax expense on net finance costs	(267)	(319)

Profit after taxation excluding net finance costs and exceptional items	10,592	10,648

Net assets at the beginning of the period	51,824	60,670
Net debt at the beginning of the period(2)	9,446	11,605

Capital employed at the beginning of the period	61,270	72,275

Net assets at the end of the period	52,246	51,824
Net debt at the end of the period(2)	12,044	9,446

Capital employed at the end of the period	64,290	61,270

Average capital employed	62,780	66,773

Underlying Return on Capital Employed	16.9%	15.9%

(1)	Refer to Exceptional items for further information.
(2)	The Underlying ROCE calculation uses the restated net debt calculation for the comparative periods.

Underlying return on capital employed (ROCE) by segment

Year ended 30 June 2020 US$M	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(2)	Total Continuing	Onshore US	Total Group
Profit after taxation excluding net finance costs and exceptional items	90	1,705	9,105	373	(681)	10,592	—	10,592
Average capital employed	9,161	23,118	16,227	8,855	5,419	62,780	—	62,780

Underlying Return on Capital Employed	1%	7%	56%	4%	—	16.9%	—	16.9%

Year ended 30 June 2019 US$M Restated(1)	Petroleum	Copper	Iron Ore	Coal	Group and unallocated items/ eliminations(2)	Total Continuing	Onshore US	Total Group
Profit after taxation excluding net finance costs and exceptional items	1,155	1,451	6,721	2,274	(624)	10,977	(329)	10,648
Average capital employed	8,613	22,449	16,283	8,715	5,354	61,414	5,359	66,773

Underlying Return on Capital Employed	13%	6%	41%	26%	—	17.9%	—	15.9%

(1)	The Underlying ROCE calculation has been restated to use the restated net debt calculation.
(2)

Group and unallocated items includes functions, other unallocated operations including Potash, Nickel West and legacy assets (previously disclosed as closed mines in the Petroleum reportable segment), and consolidation adjustments. Comparative periods have been restated to reflect the inclusion of legacy assets in Group and unallocated items.

BHP Results for the year ended 30 June 2020

Underlying return on capital employed (ROCE) by asset

Year ended 30 June 2020 US$M	Western Australia Iron Ore	Escondida	Antamina	Queensland Coal	Petroleum(2)	Pampa Norte	Olympic Dam	Potash	Cerrejon	New South Wales Energy Coal	Other	Total Continuing	Onshore US	Total Group
Profit after taxation excluding net finance costs and exceptional items	9,106	1,656	200	862	459	161	(83)	(132)	(97)	(204)	(1,336)	10,592	—	10,592
Average capital employed	18,351	11,053	1,346	7,220	8,028	3,040	7,520	4,197	781	847	397	62,780	—	62,780

Underlying Return on Capital Employed	50%	15%	15%	12%	6%	5%	(1%)	(3%)	(12%)	(24%)	—	16.9%	—	16.9%

Year ended 30 June 2019 US$M Restated(1)	Western Australia Iron Ore	Escondida	Antamina	Queensland Coal	Petroleum(2)	Pampa Norte	Olympic Dam	Potash	Cerrejon	New South Wales Energy Coal	Other	Total Continuing	Onshore US	Total Group
Profit after taxation excluding net finance costs and exceptional items	6,730	1,176	374	2,151	1,476	224	(62)	(59)	98	153	(1,284)	10,977	(329)	10,648
Average capital employed	18,040	11,760	1,281	7,028	7,617	2,376	7,091	3,881	851	863	626	61,414	5,359	66,773

Underlying Return on Capital Employed	37%	10%	29%	31%	19%	9%	(1%)	(2%)	12%	18%	—	17.9%	—	15.9%

(1)	The Underlying ROCE calculation has been restated to use the restated net debt calculation.
(2)	Excludes Exploration.

Alternative performance measures

Definition and calculation of alternative performance measures

Alternative Performance Measure (APM)	Reasons why we believe the APMs are useful	Calculation methodology
Underlying attributable profit	Allows the comparability of underlying financial performance by excluding the impacts of exceptional items and is a performance indicator against which short-term incentive outcomes for our senior executives are measured. It is also the basis on which our dividend payout ratio policy is applied.	Profit after taxation attributable to BHP shareholders excluding any exceptional items attributable to BHP shareholders.

Underlying basic earnings per share	On a per share basis, allows the comparability of underlying financial performance by excluding the impacts of exceptional items.	Underlying attributable profit divided by the weighted basic average number of shares.

Underlying EBITDA	Used to help assess current operational profitability excluding the impacts of sunk costs (i.e. depreciation from initial investment). Each is a measure that management uses internally to assess the performance of the Group’s segments and make decisions on the allocation of resources.

Earnings before net finance costs, depreciation, amortisation and impairments, taxation expense, discontinued operations and exceptional items. Underlying EBITDA includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs, depreciation, amortisation and impairments and taxation expense/(benefit).

Underlying EBITDA margin		Underlying EBITDA excluding third party product EBITDA, divided by revenue excluding third party product revenue.

Underlying EBIT	Used to help assess current operational profitability excluding net finance costs and taxation expense (each of which are managed at the Group level), as well as discontinued operations and any exceptional items.	Earnings before net finance costs, taxation expense, discontinued operations and any exceptional items. Underlying EBIT includes BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

Profit from operations		Earnings before net finance costs, taxation expense and discontinued operations. Profit from operations includes Revenue, Other income, Expenses excluding net finance costs and BHP’s share of profit/(loss) from investments accounted for using the equity method including net finance costs and taxation expense/(benefit).

Capital and exploration expenditure	Used as part of our Capital Allocation Framework to assess efficient deployment of capital. Represents the total outflows of our operational investing expenditure.	Purchases of property, plant and equipment and exploration expenditure.

Free cash flow	It is a key measure used as part of our Capital Allocation Framework. Reflects our operational cash performance inclusive of investment expenditure, which helps to highlight how much cash was generated in the period to be available for the servicing of debt and distribution to shareholders.	Net operating cash flows less Net investing cash flows.

Net debt	Net debt shows the position of gross debt less index-linked freight contracts offset by cash immediately available to pay debt if required and any associated derivative financial instruments. Liability associated with index-linked freight contracts are excluded from the net debt calculation due to the short term volatility of the index they relate to not aligning with how the Group uses net debt for decision making in relation to the Capital Allocation Framework. Net debt, along with the gearing ratio, is used to monitor the Group’s capital management by relating net debt relative to equity from shareholders.	Interest bearing liabilities less liability associated with index-linked freight contracts less cash and cash equivalents less net cross currency and interest rate swaps less net cash management related instruments for the Group at the reporting date.
Gearing ratio		Ratio of Net debt to Net debt plus Net assets.

BHP Results for the year ended 30 June 2020

Alternative Performance Measure (APM)	Reasons why we believe the APMs are useful	Calculation methodology
Net operating assets	Enables a clearer view of the assets deployed to generate earnings by highlighting the net operating assets of the business separate from the financing and tax balances. This measure helps provide an indicator of the underlying performance of our assets and enhances comparability between them.	Operating assets net of operating liabilities, including the carrying value of equity accounted investments and predominantly excludes cash balances, loans to associates, interest bearing liabilities, derivatives hedging our net debt and tax balances.

Underlying return on capital employed (ROCE)	Indicator of the Group’s capital efficiency and is provided on an underlying basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.

Profit after taxation excluding exceptional items and net finance costs (after taxation) divided by average capital employed.

Profit after taxation excluding exceptional items and net finance costs (after taxation) is profit after taxation from Continuing and Discontinued operations excluding exceptional items, net finance costs and the estimated taxation impact of net finance costs. These are annualised for a half-year end reporting period.

The estimated tax impact is calculated using a prima facie taxation rate on net finance costs (excluding any foreign exchange impact).

Average capital employed is calculated as the average of net assets less net debt for the last two reporting periods.

Adjusted effective tax rate	Provides an underlying tax basis to allow comparability of underlying financial performance by excluding the impacts of exceptional items.	Total taxation expense/(benefit) excluding exceptional items and exchange rate movements included in taxation expense/(benefit) divided by Profit before taxation and exceptional items.

Unit cost	Used to assess the controllable financial performance of the Group’s assets for each unit of production. Unit costs are adjusted for site specific non controllable factors to enhance comparability between the Group’s assets.	Ratio of net costs of the assets to the equity share of sales tonnage. Net costs is defined as revenue less Underlying EBITDA and excludes freight and other costs, depending on the nature of each asset. Freight is excluded as the Group believes it provides a similar basis of comparison to our peer group.

Petroleum unit costs exclude:

•   Exploration, development and evaluation expense as these costs do not represent our cost performance in relation to current production and the Group believes it provides a similar basis of comparison to our peer group;

• Other costs that do not represent underlying cost performance of the business.

Escondida unit costs exclude:

• By-product credits being the favourable impact of by-products (such as gold or silver) to determine the directly attributable costs of copper production.

•   WAIO, Queensland Coal and NSWEC unit cash costs exclude royalties as these are costs that are not deemed to be under the Group’s control, and the Group believes exclusion provides a similar basis of comparison to our peer group.

Alternative performance measures

Definition and calculation of principal factors

The method of calculation of the principal factors that affect the period on period movements of Revenue, Profit from operations and Underlying EBITDA are as follows:

Principal factor	Method of calculation
Change in sales prices	Change in average realised price for each operation from the prior period to the current period, multiplied by current period sales volumes.

Price-linked costs	Change in price-linked costs (mainly royalties) for each operation from the prior period to the current period, multiplied by current period sales volumes.

Change in volumes	Change in sales volumes for each operation multiplied by the prior year average realised price less variable unit cost.

Controllable cash costs	Total of operating cash costs and exploration and business development costs.

Operating cash costs	Change in total costs, other than price-linked costs, exchange rates, inflation on costs, fuel and energy costs, non-cash costs and one-off items as defined below for each operation from the prior period to the current period.

Exploration and business development	Exploration and business development expense in the current period minus exploration and business development expense in the prior period.

Exchange rates	Change in exchange rate multiplied by current period local currency revenue and expenses.

Inflation on costs	Change in inflation rate applied to expenses, other than depreciation and amortisation, price- linked costs, exploration and business development expenses, expenses in ceased and sold operations and expenses in new and acquired operations.

Fuel and energy	Fuel and energy expense in the current period minus fuel and energy expense in the prior period.

Non-cash	Change in net impact of capitalisation and depletion of deferred stripping from the prior period to the current period.

One-off items	Change in costs exceeding a pre-determined threshold associated with an unexpected event that had not occurred in the last two years and is not reasonably likely to occur within the next two years.

Asset sales	Profit/(loss) on the sale of assets or operations in the current period minus profit/(loss) on sale of assets or operations in the prior period.

Ceased and sold operations	Underlying EBITDA for operations that ceased or were sold in the current period minus Underlying EBITDA for operations that ceased or were sold in the prior period.

Share of profit/(loss) from equity accounted investments	Share of profit/(loss) from equity accounted investments for the current period minus share of profit/(loss) from equity accounted investments in the prior period.

Other	Variances not explained by the above factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited and BHP Group Plc

Date: August 18, 2020	By:	/s/ Caroline Cox
	Name:	Caroline Cox
	Title:	Group General Counsel & Company Secretary